                                                Filed Pursuant to Rule 424(b)(5)
                                                Registration No. 333-66879

THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT IS NOT COMPLETE AND MAY BE CHANGED. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS ARE NOT AN OFFER TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED.

                             SUBJECT TO COMPLETION
           PRELIMINARY PROSPECTUS SUPPLEMENT DATED FEBRUARY 11, 1999

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED FEBRUARY 11, 1999)

                                  $400,000,000

                         [BORG WARNER AUTOMOTIVE LOGO]

                      $          % SENIOR NOTES DUE 20
                      $          % SENIOR NOTES DUE 20
                           -------------------------

     The notes due 20  will bear interest at      % per year and will mature on
February   , 20 and the notes due 20  will bear interest at      % per year and
will mature on February   , 20  . We will pay interest on the notes on August
and February   of each year, beginning August   , 1999. The notes will be
redeemable prior to maturity, in whole or in part, as described in this prospectus supplement.

     FOR INFORMATION CONCERNING CERTAIN FACTORS THAT YOU SHOULD CONSIDER, SEE "RISK FACTORS" COMMENCING ON PAGE S-3 OF THIS PROSPECTUS SUPPLEMENT AND PAGE 5 OF THE ACCOMPANYING PROSPECTUS.
                           -------------------------

                                                             PER 20   PER 20
                                                              NOTE     NOTE    TOTAL
                                                             ------   ------   -----
Public Offering Price(1)...................................    %        %       $
Underwriting Discount......................................    %        %       $
Proceeds, before expenses, to
  Borg-Warner Automotive...................................    %        %       $

---------------

(1) Plus accrued interest from February   , 1999, if settlement occurs after
    that date.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     The notes will be ready for delivery in book-entry form only through The
Depository Trust Company on or about             , 1999.

                           -------------------------

                               Joint Bookrunners
MERRILL LYNCH & CO.                                   MORGAN STANLEY DEAN WITTER

                           -------------------------

                                  Co-Managers
CHASE SECURITIES INC.
             FIRST CHICAGO CAPITAL MARKETS, INC., A BANKONE COMPANY
                                           NATIONSBANC MONTGOMERY SECURITIES LLC

                           -------------------------

          The date of this prospectus supplement is February   , 1999

                        ABOUT THIS PROSPECTUS SUPPLEMENT

     You should read this prospectus supplement along with the prospectus that follows. You should rely on the information contained in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. We are offering to sell these securities only in jurisdictions where offers or sales are permitted.

     The information contained in this prospectus supplement and the accompanying prospectus is accurate only as of the date on the front cover of this prospectus supplement.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     Certain statements contained or incorporated by reference in this prospectus supplement are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. The most significant of such risks, uncertainties and other factors are discussed under the heading "Risk Factors," beginning on page S-3 of this prospectus supplement and on page 5 of the accompanying prospectus, and you are urged to carefully consider such factors. Additional risks and uncertainties are detailed in our filings with the SEC, including the Cautionary Statements filed as Exhibit 99.1 to our 1997 Annual Report. We do not have any obligation to update forward-looking statements and we may or may not do so. See "Special Note Regarding Forward-Looking Statements" in the accompanying prospectus.

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                   PAGE
                                   ----
Risk Factors...................     S-3
The Company....................     S-3
Recent Developments............     S-4
Selected Historical
  Consolidated Financial
  Information..................     S-5
Unaudited Pro Forma
  Consolidated Financial
  Statements...................     S-6
Use of Proceeds................    S-14
Capitalization.................    S-15
Ratio of Earnings to Fixed
  Charges......................    S-16
Description of the Notes.......    S-17
Certain U.S. Federal Income Tax
  Considerations...............    S-20
Underwriting...................    S-21

                                   PROSPECTUS

                                   PAGE
                                   ----
About This Prospectus..........       2
Where You Can Find More
  Information..................       2
Special Note Regarding Forward-
  Looking Statements...........       3
The Company....................       4
Risk Factors...................       5
Use of Proceeds................      10
Ratio of Earnings to Fixed
  Charges......................      10
Description of Debt
  Securities...................      11
Certain U.S. Federal Income Tax
  Considerations...............      24
Plan of Distribution...........      37
Legal Matters..................      38
Experts........................      38

                                  RISK FACTORS

     The following factors, as well as the information under "Risk Factors" contained in the accompanying prospectus beginning on page 5 and the information contained elsewhere or incorporated by reference in this prospectus supplement or the accompanying prospectus, should be carefully considered by prospective investors before any decision is made to invest in the notes.

FAILURE OR DELAY IN ACHIEVING THE EXPECTED BENEFITS OF THE KUHLMAN MERGER

     As described under "Recent Developments" below, we have entered into a merger agreement to acquire Kuhlman Corporation. We believe that significant business opportunities and cost savings are achievable as a result of the merger. Estimates of cost savings are based upon many assumptions, including future sales levels and other operating results, ability to eliminate excess costs, ability to achieve cost reductions on future purchases of raw materials, availability of funds for capital expenditures, as well as general industry and business conditions and other matters, many of which are beyond the control of the combined company. Estimates of potential cost savings are forward-looking statements that are inherently uncertain. The combined company's actual cost savings, if any, could differ from those projected and such differences could be material. Therefore, you should not unduly rely on our estimates as predictors of actual cost savings. Unforeseen costs and expenses or other factors (whether arising in connection with the integration of the two companies' operations or otherwise) may offset the estimated cost savings or other components of the combined company's projected performance and may result in delays in the realization of certain projected cost savings.

FAILURE OR DELAY IN SELLING KUHLMAN'S ELECTRICAL PRODUCTS BUSINESSES

     After completion of the merger, we expect to sell Kuhlman's electrical products businesses. However, we have not yet solicited potential buyers, and there can be no assurance that we will be able to sell the electrical products businesses on favorable terms. If we are unable to sell the businesses on favorable terms, our capital structure, cost of borrowing, and financial position could be adversely affected.

                                  THE COMPANY

     We are a leading, global supplier of highly engineered systems and components, primarily for automotive powertrain applications. Our products are manufactured and sold worldwide, primarily to original equipment manufacturers of passenger cars, sport utility vehicles and light trucks. We operate 35 manufacturing facilities in 12 countries serving North America, Europe and Asia, and we are an original equipment supplier to every major original equipment manufacturer in the world. For additional information regarding our four operating groups, see the section called "The Company" in the accompanying prospectus.

     Our executive offices are located at 200 South Michigan Avenue, Chicago, Illinois 60604, telephone (312) 322-8500.

                              RECENT DEVELOPMENTS

RECENT FINANCIAL RESULTS

     On February 8, 1999, we reported that our fourth quarter 1998 net income was $31.8 million, or $1.35 per share, an increase of 18% per share compared with $27.2 million, or $1.14 per share, for the fourth quarter of 1997. Our sales for the fourth quarter of 1998 increased to $489 million from $467 million in the fourth quarter of 1997. We also reported that net income for the year ended December 31, 1998 was $94.7 million, or $4.00 per share, compared with net income of $103.2 million, or $4.31 per share, for the year ended December 31, 1997. Our sales for the year ended December 31, 1998 totaled $1.84 billion compared with sales of $1.77 billion for the year ended December 31, 1997. Results for 1998 were reduced by approximately $.90 per share due to economic conditions in Asia and the General Motors strike. For the fourth quarter of 1998, we announced that Morse TEC's sales increased 19% to $100.6 million; Powertrain Systems' sales were $139.1 million, 11% below last year's fourth quarter results due in part to fewer transfer case shipments for Ford trucks; Automatic Transmissions' sales increased 2% to $107.2 million, excluding sold product lines; Air/Fluid Systems' sales increased 8% to $89.2 million; and sales from the European turbocharger business were $53.1 million.

PENDING ACQUISITION OF KUHLMAN CORPORATION

     On December 17, 1998, we entered into a merger agreement with Kuhlman Corporation, which provides that Kuhlman will become a wholly owned subsidiary of Borg-Warner Automotive.

     The total value of consideration we will pay in the merger, based on the number of shares of Kuhlman common stock outstanding on December 31, 1998, is approximately $677.8 million. Approximately $527.8 million of this amount will be in cash, with the remaining $150 million in Borg-Warner Automotive common stock.

     Kuhlman is a diversified, industrial manufacturing company that currently operates in two product segments: industrial products and electrical products. Through its Schwitzer Group, which includes Kuhlman's industrial products business, Kuhlman is a leading worldwide manufacturer of proprietary engine components, including turbochargers, fans and fan drives, fuel tanks, instrumentation, heating/ventilation/air conditioning systems, and other products used primarily in commercial transportation products and industrial equipment. Kuhlman's electrical products businesses include the manufacture of transformers and other products for electrical utilities and industrial users, as well as electrical and electronic wire and cable products for use in consumer, commercial and industrial applications. We intend to sell the electrical products businesses following the completion of the merger and have retained Morgan Stanley Dean Witter to facilitate the sale. Kuhlman's products are sold to over 5,000 domestic and international customers operating in more than 60 countries worldwide.

ACQUISITION OF TURBO SYSTEMS BUSINESS OF AG KUHNLE, KOPP & KAUSCH

     Prior to December 10, 1998, we acquired approximately 63% of AG Kuhnle, Kopp & Kausch, which manufactures turbochargers, compressors and turbines. On December 10, 1998, we announced that we completed the purchase of 100% of the turbocharger systems business of AG Kuhnle. Through this European turbocharger business, we supply turbochargers to European diesel and spark ignition engine manufacturers for use in passenger cars and commercial vehicles. On February 8, 1999, we reported that our sales from the European turbocharger business were $182.9 million in 1998. We continue to own approximately 63% of AG Kuhnle, which continues to manufacture compressors and turbines for use in the energy and environmental support markets. Our interest in AG Kuhnle is treated as a business held for sale.

                        SELECTED HISTORICAL CONSOLIDATED
                             FINANCIAL INFORMATION

     In the table below, we provide you with our selected historical consolidated financial information. We prepared this information using our audited consolidated financial statements for each of the fiscal years in the five-year period ended December 31, 1997, and our unaudited consolidated financial statements for the nine-month periods ended September 30, 1998 and 1997.

     When you read this selected historical consolidated financial information, you should consider reading along with it the historical financial statements and accompanying notes that we have included as Exhibit 13.1 to our Annual Report on Form 10-K for the year ended December 31, 1997 and in our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1998. You can obtain these reports by following the instructions we provide under "Where You Can Find More Information" in the accompanying prospectus.

                                                                                        NINE MONTHS ENDED
                                          YEAR ENDED DECEMBER 31,                         SEPTEMBER 30,
                          -------------------------------------------------------      -------------------
                            1997       1996          1995       1994       1993          1998       1997
                          --------   --------      --------   --------   --------      --------   --------
                                                       (DOLLARS IN MILLIONS)
STATEMENT OF OPERATIONS
  DATA
Net sales...............  $1,767.0   $1,540.1      $1,329.1   $1,223.4   $  985.4      $1,347.6   $1,300.0
Earnings before
  cumulative effect of
  accounting change.....  $  103.2   $   41.8      $   74.2   $   64.4   $   32.8      $   62.9   $   76.0
Cumulative effect of
  change in
  accounting............        --         --            --         --   $ (130.8)(a)        --         --
                          --------   --------      --------   --------   --------      --------   --------
Net earnings (loss).....  $  103.2   $   41.8(b)   $   74.2   $   64.4   $  (98.0)     $   62.9   $   76.0
                          ========   ========      ========   ========   ========      ========   ========
BALANCE SHEET DATA
Total assets............  $1,736.3   $1,623.6      $1,335.2   $1,240.3   $1,159.4      $1,759.5   $1,696.4
Total debt..............  $  338.1   $  317.3      $  134.7   $  107.3   $  159.6      $  351.7   $  293.6
Stockholders' equity....  $  693.7   $  628.8      $  600.0   $  534.9   $  459.1      $  729.3   $  687.6

-------------------------
(a) Amount reflects the adoption of Statement of Financial Accounting Standards No. 106 in 1993.

(b) Borg-Warner Automotive recorded a pre-tax loss on the sale of its North American manual transmission business in the amount of $61.5 million, which, net of a tax benefit of $26.5 million, resulted in an after-tax charge of $35 million.

             UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

     The following unaudited pro forma consolidated financial statements consist of an unaudited pro forma consolidated balance sheet as of September 30, 1998, and unaudited pro forma consolidated statements of operations for the year ended December 31, 1997 and for the nine-month periods ended September 30, 1998 and 1997. The pro forma statements combine the historical financial statements of Borg-Warner Automotive and Kuhlman as of and for the periods indicated. The pro forma financial statements also reflect the following:

    - The merger will be accounted for as a purchase. We will fund the transaction by issuing approximately $150 million in Borg-Warner Automotive common stock and borrowing the remainder. Subject to the provisions of the merger agreement with Kuhlman, each outstanding share of Kuhlman common stock will be converted into the right to receive (1) $39.00 in cash, without interest, or (2) $39.00 worth of shares of Borg-Warner Automotive common stock.

    - We will assume or refinance Kuhlman's existing indebtedness which was $98.4 million as of September 30, 1998 and is estimated to be between $80 million and $90 million at the closing of the merger. In addition, we will incur additional indebtedness for the settlement of stock options and certain long-term incentive programs and severance programs, which are estimated to be approximately $45 million, net of tax benefits. To the extent that additional stock options are exercised prior to the completion of the merger, the number of shares of Kuhlman common stock outstanding will increase and the related settlement cost relating to stock options will decrease.

    - Borg-Warner Automotive and Kuhlman will pay anticipated investment banking, legal, accounting and regulatory fees and costs related to the merger estimated to be $12 million.

     We have not completed the analyses necessary to determine the allocation of purchase price based on the fair values of assets and liabilities acquired and, therefore, the excess of purchase price over net assets acquired, except for the amount allocated to the electrical products businesses as discussed below, is reflected as goodwill in these pro forma financial statements.

     We intend to sell Kuhlman's electrical products businesses. In the pro forma balance sheet, our net investment in the electrical products businesses is reflected as an asset held for sale in current assets. The investment includes a portion of the goodwill related to the merger. The amount of goodwill was allocated based on the relative historical performance of the electrical products businesses compared with the total Kuhlman business. We cannot be certain, but we believe that the net investment in the electrical products businesses is not greater than the amounts that we will receive upon sale of the businesses. We expect to use proceeds from the sale to repay merger indebtedness.

     The pro forma consolidated financial statements should be read in conjunction with the Borg-Warner Automotive consolidated financial statements and the notes thereto incorporated by reference in this prospectus supplement and Kuhlman historical consolidated financial statements and notes thereto, which are on file with the SEC. The pro forma consolidated statements are presented for informational purposes only and do not purport to be indicative of what the actual results would have been had the merger occurred as described above for the periods presented. The pro forma consolidated statements of operations should not be considered indicative of the results of future operations of the merged companies.

     The pro forma consolidated balance sheet was prepared assuming the merger occurred on September 30, 1998, and the pro forma consolidated statements of operations were prepared assuming that the merger took place on January 1, 1998 and 1997, respectively. In addition to an accrual for merger-related costs noted above, the pro forma consolidated statements include the following:

    - the effects of amortization of the goodwill related to the merger (which is being amortized over a 40-year life),

    - interest expense on borrowings to be incurred to finance the merger, but excluding the portion of the interest expense allocated to the electrical products businesses,

    - the elimination of expenses related to Kuhlman's corporate headquarters which will be closed,

    - exclusion of revenues, costs and expenses for the electrical products businesses, and

    -  tax effects of all the preceding adjustments.

                 UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
                               SEPTEMBER 30, 1998
                             (DOLLARS IN MILLIONS)

                                                                   LESS:
                            BORG-                               ELECTRICAL      PRO FORMA
                            WARNER                PRO FORMA      PRODUCTS      BORG-WARNER
                          AUTOMOTIVE   KUHLMAN   ADJUSTMENTS   BUSINESSES(1)   AUTOMOTIVE
                          ----------   -------   -----------   -------------   -----------
ASSETS
Cash....................   $    4.5    $  4.9                     $  0.2        $    9.2
Short-term securities...        7.2                                                  7.2
Receivables.............      192.0     120.3                       48.2           264.1
Inventories.............      130.8      76.7                       35.8           171.7
Deferred income tax
  asset.................        8.5      13.0                        5.6            15.9
Prepayments and other
  current assets........       25.5       5.4                        2.7            28.2
Investment in electrical
  products businesses...                           $250.0(1)                       250.0
                           --------    ------      ------         ------        --------
  Total current
     assets.............      368.5     220.3       250.0           92.5           746.3
Property, plant and
  equipment at cost.....    1,004.8     240.1                       72.8         1,172.1
Less accumulated
  depreciation..........     (400.9)   (118.5)                     (34.2)         (485.2)
                           --------    ------      ------         ------        --------
  Net property, plant
     and equipment......      603.9     121.6                       38.6           686.9
Investments and
  advances..............      122.6                                                122.6
Goodwill................      527.7     120.9       511.9(2)       176.3           984.2
Deferred income tax
  asset.................       18.7                                                 18.7
Other noncurrent
  assets................      118.1      12.5                        4.5           126.1
                           --------    ------      ------         ------        --------
                           $1,759.5    $475.3      $761.9         $311.9        $2,684.8
                           ========    ======      ======         ======        ========
LIABILITIES AND
  STOCKHOLDERS' EQUITY
Notes payable...........   $   46.2    $  1.0                     $  0.5        $   46.7
Accounts payable and
  accrued expenses......      266.6     133.6      $ 57.0(2)        50.5           406.7
Income taxes payable....       33.4       9.3                        1.9            40.8
                           --------    ------      ------         ------        --------
  Total current
     liabilities........      346.2     143.9        57.0           52.9           494.2
Long-term debt..........      305.5      97.4       508.6(2)         3.3           908.2
Long-term liabilities:
  Retirement-related
     liabilities........      313.2      20.0                        2.2           331.0
  Other long-term
     liabilities........       65.3      10.3                        3.5            72.1
Common stock............        0.2      16.9       (16.9)(2)                        0.2
Other stockholders'
  equity................      729.1     186.8       213.2(2)       250.0           879.1
                           --------    ------      ------         ------        --------
  Total stockholders'
     equity.............      729.3     203.7       196.3          250.0           879.3
                           --------    ------      ------         ------        --------
                           $1,759.5    $475.3      $761.9         $311.9        $2,684.8
                           ========    ======      ======         ======        ========

See accompanying notes to unaudited pro forma consolidated financial statements.

            UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1997
                  (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)

                                                                   LESS:
                            BORG-                               ELECTRICAL      PRO FORMA
                            WARNER                PRO FORMA      PRODUCTS      BORG-WARNER
                          AUTOMOTIVE   KUHLMAN   ADJUSTMENTS   BUSINESSES(1)   AUTOMOTIVE
                          ----------   -------   -----------   -------------   -----------
Net sales...............   $1,767.0    $643.4                     $303.5        $2,106.9
Cost of sales...........    1,375.4     481.4                      235.4         1,621.4
Depreciation............       70.4      16.9                        5.9            81.4
Selling, general and
  administrative
  expenses..............      132.0      85.3      $(12.4)(3)       38.4           166.5
Minority interest in
  earnings..............        3.2                                                  3.2
Goodwill amortization...       16.7       3.0        12.8(2)         4.8            27.7
Equity in affiliate
  earnings and other
  income................      (13.2)      1.0                        0.3           (12.5)
                           --------    -------     ------         ------        --------
  Earnings before
     interest, finance
     charges, and income
     taxes..............      182.5      55.8        (0.4)          18.7           219.2
Interest expense and
  finance charges.......       24.6       9.3        33.6(2)        14.9            52.6
                           --------    -------     ------         ------        --------
  Earnings before income
     taxes..............      157.9      46.5       (34.0)           3.8           166.6
Provision for income
  taxes.................       54.7      18.6        (7.9)(4)        3.8            61.6
                           --------    -------     ------         ------        --------
  Net earnings..........   $  103.2    $ 27.9      $(26.1)        $  0.0        $  105.0
                           ========    =======     ======         ======        ========
Net earnings per share
  Basic.................   $   4.35    $ 1.84                                   $   3.95
                           ========    =======                                  ========
  Diluted...............   $   4.31    $ 1.75                                   $   3.91
                           ========    =======                                  ========
Average shares
  outstanding
  (thousands)
  Basic.................     23,683    15,160       2,879                         26,562
                           ========    =======     ======                       ========
  Diluted...............     23,934    15,929       2,879                         26,813
                           ========    =======     ======                       ========

See accompanying notes to unaudited pro forma consolidated financial statements.

            UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998
                  (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)

                                                                        LESS:
                                                                     ELECTRICAL      PRO FORMA
                            BORG-WARNER              PRO FORMA        PRODUCTS      BORG-WARNER
                            AUTOMOTIVE    KUHLMAN   ADJUSTMENTS     BUSINESSES(1)   AUTOMOTIVE
                            -----------   -------   -----------     -------------   -----------
Net sales.................   $1,347.6     $571.1                       $228.1        $1,690.6
Cost of sales.............    1,058.6      426.1                        169.7         1,315.0
Depreciation..............       57.5       16.5                          4.8            69.2
Selling, general and
  administrative
  expenses................      112.7       72.9      $(13.0)(3)         30.5           142.1
Minority interest in
  earnings................        2.4                                                     2.4
Goodwill amortization.....       12.7        2.7         9.6(2)           3.6            21.4
Equity in affiliate
  earnings and other
  income..................       (8.9)       0.4                                         (8.5)
                             --------     -------     ------           ------        --------
  Earnings before
    interest, finance
    charges, and income
    taxes.................      112.6       52.5         3.4             19.5           149.0
Interest expense and
  finance charges.........       20.6        5.8        24.6(2)          11.1            39.9
                             --------     -------     ------           ------        --------
  Earnings before income
    taxes.................       92.0       46.7       (21.2)             8.4           109.1
Provision for income
  taxes...................       29.1       18.1        (3.7)(4)          5.4            38.1
                             --------     -------     ------           ------        --------
  Net earnings............   $   62.9     $ 28.6      $(17.5)          $  3.0        $   71.0
                             ========     =======     ======           ======        ========
Net earnings per share
  Basic...................   $   2.68     $ 1.71                                     $   2.69
                             ========     =======                                    ========
  Diluted.................   $   2.65     $ 1.64                                     $   2.67
                             ========     =======                                    ========
Average shares outstanding
  (thousands)
  Basic...................     23,509     16,704       2,879                           26,388
                             ========     =======     ======                         ========
  Diluted.................     23,690     17,430       2,879                           26,569
                             ========     =======     ======                         ========

See accompanying notes to unaudited pro forma consolidated financial statements.

            UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1997
                  (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)

                                                                   LESS:
                            BORG-                               ELECTRICAL     PRO FORMA
                            WARNER                PRO FORMA      PRODUCTS     BORG-WARNER
                          AUTOMOTIVE   KUHLMAN   ADJUSTMENTS    BUSINESS(1)   AUTOMOTIVE
                          ----------   -------   -----------    -----------   -----------
Net sales...............   $1,300.0    $468.7                     $225.9       $1,542.8
Cost of sales...........    1,016.3     350.9                      176.6        1,190.6
Depreciation............       51.5      12.7                        4.5           59.7
Selling, general and
  administrative
  expenses..............       95.5      62.5      $ (8.6)(3)       28.7          120.7
Minority interest in
  earnings..............        1.8                                                 1.8
Goodwill amortization...       12.4       2.1         9.6(2)         3.7           20.4
Equity in affiliate
  earnings and other
  income................      (11.7)      0.7                        0.2          (11.2)
                           --------    -------     ------         ------       --------
  Earnings before
     interest, finance
     charges, and income
     taxes..............      134.2      39.8        (1.0)          12.2          160.8
Interest expense and
  finance charges.......       19.0       7.3        24.9(2)        11.2           40.0
                           --------    -------     ------         ------       --------
  Earnings before income
     taxes..............      115.2      32.5       (25.9)           1.0          120.8
Provision for income
  taxes.................       39.2      13.1        (6.1)(4)        2.1           44.1
                           --------    -------     ------         ------       --------
  Net earnings..........   $   76.0    $ 19.4      $(19.8)        $ (1.1)      $   76.7
                           ========    =======     ======         ======       ========
Net earnings per share
  Basic.................   $   3.21    $ 1.32                                  $   2.89
                           ========    =======                                 ========
  Diluted...............   $   3.17    $ 1.25                                  $   2.86
                           ========    =======                                 ========
Average shares
  outstanding
  (thousands)
  Basic.................     23,692    14,698       2,879                        26,571
                           ========    =======     ======                      ========
  Diluted...............     23,907    15,464       2,879                        26,786
                           ========    =======     ======                      ========

See accompanying notes to unaudited pro forma consolidated financial statements.

         NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
               YEAR ENDED DECEMBER 31, 1997 AND NINE MONTHS ENDED
                          SEPTEMBER 30, 1998 AND 1997

(1) The electrical products businesses include two businesses of Kuhlman, one of which manufactures transformers and the other of which manufactures wire and cable. We plan to sell the electrical products businesses after the merger. The pro forma consolidated balance sheet reflects the electrical products businesses at net carrying value. This carrying value of $250 million includes $121 million of the excess purchase price of the merger. Revenues, costs and expenses of the electrical products businesses have been deducted from the pro forma Borg-Warner Automotive column of the pro forma consolidated financial statements. For purposes of the unaudited pro forma consolidated statements of operations, a portion of interest expense and amortization of goodwill relating to the merger has been allocated to the electrical products businesses, and accordingly has been deducted in arriving at the pro forma consolidated statement of operations data. The goodwill amortization was based upon the goodwill allocated to such businesses. Interest expense was allocated assuming the businesses were responsible for the interest on $250 million in acquisition indebtedness. The following chart shows the amounts of goodwill amortization and interest expense allocated to the electrical products businesses for each of the periods presented.

                                                              GOODWILL      INTEREST
                                                            AMORTIZATION    EXPENSE
                                                            ------------    --------
    Year ended December 31, 1997........................        $3.0         $14.9
    Nine months ended
      September 30, 1998................................         2.3          11.1
      September 30, 1997................................         2.3          11.1

(2) The estimated purchase price for purposes of the calculation of goodwill is as follows:

    Purchase of Kuhlman common stock............................    $658.6
    Payment for options, long-term incentives et al. ...........      45.0
    Fees and expenses related to the merger.....................      12.0
                                                                    ------
    Subtotal....................................................      57.0
                                                                    ------
      Total purchase price......................................     715.6
      Net book value of Kuhlman.................................     203.7
                                                                    ------
    Excess purchase price.......................................     511.9
    Excess purchase price allocated to electrical products
      businesses................................................     120.9
                                                                    ------
    Goodwill....................................................    $391.0

     The pro forma consolidated financial statements assume that 2,878,526 shares of Borg-Warner Automotive common stock will be issued in the merger, corresponding to an average Borg-Warner Automotive common stock price of $52.11. The number of shares of Borg-Warner Automotive common stock actually issued in the merger will be based on the daily average of the high and low sales prices of Borg-Warner Automotive common stock price during the 20 consecutive trading days immediately preceding the third trading date prior to the closing date. The effects on earnings per share and number of shares to be issued in the merger if the average Borg-Warner Automotive stock price were to equal $40.00 per share, $50.00 per share or $60.00 per share are shown in the table below.

                                                      EARNINGS PER SHARE
                                ---------------------------------------------------------------
                                FOR THE YEAR ENDED    FOR THE NINE MONTHS   FOR THE NINE MONTHS
    BORG-WARNER    NUMBER OF         12/31/97            ENDED 9/30/98         ENDED 9/30/97
    AUTOMOTIVE      SHARES      -------------------   -------------------   -------------------
       PRICE      (THOUSANDS)    BASIC     DILUTED     BASIC     DILUTED     BASIC     DILUTED
    -----------   -----------   -------   ---------   -------   ---------   -------   ---------
      $40.00         3,750       $3.83      $3.79      $2.60      $2.59      $2.79      $2.77
      $50.00         3,000       $3.93      $3.90      $2.68      $2.66      $2.87      $2.85
      $60.00         2,500       $4.01      $3.97      $2.73      $2.71      $2.93      $2.90

     Interest expense on acquisition borrowings has been calculated at rates in effect for the periods presented in the pro forma consolidated statements of operations. These rates were 6.8% for the year ended December 31, 1997, 6.4% for the nine months ended September 30, 1998 and 6.8% for the nine months ended September 30, 1997.

(3) The adjustment to eliminate the Kuhlman corporate headquarters expense reflects the cost of operating Kuhlman's executive and administrative offices in Savannah, Georgia, which will be closed upon completion of the merger. A one-time charge to close the headquarters office is included in the aggregate purchase price.

(4) The tax effect adjustment accounts for the tax effects of the various other adjustments, using a domestic marginal rate, where applicable. Amortization of goodwill arising from the merger is not deductible for U.S. income tax purposes.

                                USE OF PROCEEDS

     We expect to use the net proceeds from the sale of the notes to supply a portion of the funds needed to complete the Kuhlman merger. The Kuhlman merger, including refinancing of existing indebtedness and related fees and expenses, will require the issuance of approximately $150 million of our common stock and the payment of approximately $650 million in cash. The portion of the cash not supplied by the sale of the notes will be borrowed under our existing bank credit facility, which will be amended prior to the completion of the Kuhlman merger.

     Completion of the Kuhlman merger is expected to occur in early March 1999. If, as expected, the sale of the notes is completed prior to the Kuhlman merger, the net proceeds from the sale of the notes will be used in part to pay down short-term indebtedness and the remainder will be invested in short-term, investment-grade financial instruments pending their use in the merger.

     If for any reason the Kuhlman merger is terminated after completion of the sale of the notes, we intend to use approximately $150 million of the net proceeds to repay existing debt. The existing debt to be repaid was borrowed under various agreements with floating interest rates that averaged 5.64% as of December 31, 1998 and had maturities ranging from one day to one year. The proceeds from this existing debt were used for general corporate purposes, including capital expenditures and additions to working capital. The balance of the net proceeds from the sale of the notes would be used for general corporate purposes, including acquisitions, capital expenditures and additions to working capital.

                                 CAPITALIZATION

     The following table shows our capitalization (1) as of September 30, 1998,
(2) pro forma after giving effect to the issuance of the notes offered by this prospectus supplement and (3) pro forma after giving effect to the Kuhlman merger, as if it had occurred on September 30, 1998, and to the issuance of the notes offered by this prospectus supplement. The capitalization table does not reflect the sale of the electrical products businesses of Kuhlman, which we anticipate after the Kuhlman merger is completed. When you read this capitalization table, you should read it along with (1) the "Selected Historical Consolidated Financial Information" and "Unaudited Pro Forma Consolidated Financial Statements" contained elsewhere in this prospectus supplement and (2) the historical financial statements and accompanying notes that we included as
Exhibit 13.1 to our 1997 Annual Report on Form 10-K for the year ended December 31, 1997 and in our Report on Form 10-Q for the quarter ended September 30, 1998, which are incorporated by reference in this prospectus supplement. See "Where You Can Find More Information" in the accompanying prospectus.

                                                             SEPTEMBER 30, 1998
                                                      --------------------------------
                                                                             PRO FORMA
                                                                              FOR THE
                                                                PRO FORMA     MERGER
                                                                 FOR THE      AND THE
                                                      ACTUAL    OFFERING     OFFERING
                                                      ------    ---------    ---------
Long-term debt:
  Bank borrowings and other.......................    $129.1     $129.1       $331.8
  Bank term loans.................................      22.8       22.8         22.8
  Capital lease liabilities.......................       3.9        3.9          3.9
  Senior notes offered hereby.....................        --      400.0        400.0
  7% Senior notes due 2006........................     149.7      149.7        149.7
                                                      ------     ------       ------
     Total long-term debt.........................    $305.5     $705.5       $908.2
                                                      ======     ======       ======
Short-term debt:
  Bank borrowings and other.......................    $ 45.4     $ 45.4       $ 45.9
  Bank term loans.................................       0.5        0.5          0.5
  Capital lease liabilities.......................       0.3        0.3          0.3
                                                      ------     ------       ------
     Total short-term debt........................    $ 46.2     $ 46.2       $ 46.7
                                                      ======     ======       ======
Stockholders' equity:
  Common stock....................................    $  0.2     $  0.2       $  0.2
  Other stockholders' equity......................     729.1      729.1        879.1
                                                      ------     ------       ------
     Total stockholders' equity...................    $729.3     $729.3       $879.3
                                                      ======     ======       ======

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table shows our consolidated ratio of earnings to fixed charges (1) on a historical basis for the periods indicated and (2) on a pro forma basis for the nine months ended September 30, 1998 after giving effect to the Kuhlman merger.

                                                NINE MONTHS       PRO FORMA FOR
                                                   ENDED           THE KUHLMAN
          YEAR ENDED DECEMBER 31,              SEPTEMBER 30,      MERGER FOR THE
--------------------------------------------   --------------   NINE MONTHS ENDED
1993      1994      1995      1996      1997   1997      1998   SEPTEMBER 30, 1998
----      ----      ----      ----      ----   ----      ----   ------------------
3.9x..    7.9x      7.0x      3.1x      6.2x   6.1x      4.8x          3.5x

     In the computation of our ratio of earnings to fixed charges, earnings consist of earnings before income taxes, fixed charges and capitalized interest amortization expense. Fixed charges consist of interest expense excluding the benefit of capitalized interest and including one-third of rental expense (approximate portion representing interest).

     In the computation of our pro forma ratio of earnings to fixed charges, revenues, costs and expenses of the electrical products businesses of Kuhlman have been deducted from our financial results because we intend to sell such businesses after the Kuhlman merger. Expenses that we deducted include a portion of interest expense and a portion of goodwill amortization relating to the Kuhlman merger. Interest expense was allocated assuming such businesses were responsible for the interest on $250 million in acquisition indebtedness. The goodwill amortization was based upon the goodwill allocated to the electrical products businesses.

                            DESCRIPTION OF THE NOTES

     The notes will be senior debt issued under the Indenture dated as of
February      , 1999 (the "Senior Indenture") between Borg-Warner Automotive and
The First National Bank of Chicago, as Trustee. The notes due 20 and the notes due 20 offered by this prospectus supplement are each a separate series of debt securities under the Senior Indenture.

GENERAL

     The notes will be limited to $400,000,000 principal amount in total,
consisting of $          principal amount of notes due 20  and $
principal amount of notes due 20 . Each note will bear interest at the applicable annual rate stated on the cover page of this prospectus supplement.
Interest will be payable on February   and August   of each year, beginning
August   , 1999. Interest on the notes will accrue from February   , 1999 and
must be paid by the purchaser if the notes are delivered after February   ,
1999. Interest on the notes will be paid to holders of record on the January 15 or July 15 immediately before the interest payment date. Interest and principal will be payable in U.S. dollars at the Trustee's New York corporate trust office, which is located at 14 Wall Street, 8th Floor, New York, New York 10005.
The notes due 20  will mature on February   , 20  , and the notes due 20  , will
mature on February   , 20  . The notes will be issued only in denominations of
$1,000 and integral multiples of $1,000. There will be no sinking fund payments for the notes.

     In the accompanying prospectus, there is a section called "Description of Debt Securities -- Defeasance and Covenant Defeasance," which describes provisions on the defeasance and covenant defeasance of securities issued under the Senior Indenture. These provisions will apply to the notes.

RANKING

     The notes will be senior unsecured obligations of Borg-Warner Automotive and will rank equally with all of our other senior unsecured indebtedness. On a pro forma basis as of September 30, 1998, after giving effect to the Kuhlman merger and the offering of the notes, we would have $484.5 million of other outstanding senior indebtedness (of which $4.2 million would have been secured indebtedness) not including the debt of our subsidiaries. Because we are a holding company, the notes effectively will rank junior to all liabilities of our subsidiaries. As of September 30, 1998, total liabilities (other than intercompany liabilities) of our subsidiaries were approximately $433.8 million and debt of our subsidiaries was approximately $70.4 million.

     We may, without the consent of the noteholders, issue additional notes having the same ranking and the same interest rate, maturity and other terms as the notes due 20 or the notes due 20 offered by this prospectus supplement. Any such additional notes will be a part of the series having the same terms as the notes.

OPTIONAL REDEMPTION

     Each of the notes due 20 and the notes due 20 may be redeemed in whole at any time or in part from time to time, at our option, at a redemption price equal to the greater of (1) 100% of the principal amount of the applicable series of notes, and (2) the sum of the present values of the remaining scheduled payments of principal and interest on the applicable series of notes discounted to the date of redemption on a semi-annual basis

(assuming a 360-day year consisting of twelve 30-day months) at the applicable
Treasury Rate plus      basis points for the notes due 20  , or the applicable
Treasury Rate plus      basis points for the notes due 20  , plus, in either
case, accrued and unpaid interest on the principal amount being redeemed to the redemption date.

     "Treasury Rate" means, with respect to any redemption date, (1) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated "H.15(519)" or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption "Treasury Constant Maturities," for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the Remaining Life, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue will be determined and the Treasury Rate will be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month) or (2) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semi-annual equivalent yield-to-maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date. The Treasury Rate will be calculated on the third Business Day preceding the redemption date.

     "Business Day" means any calendar day that is not a Saturday, Sunday or legal holiday in New York, New York and on which commercial banks are open for business in New York, New York.

     "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term ("Remaining Life") of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such notes.

     "Independent Investment Banker" means either Merrill Lynch, Pierce, Fenner & Smith Incorporated or Morgan Stanley & Co. Incorporated, or, if both firms are unwilling or unable to select the Comparable Treasury Issue, an independent investment banking institution of national standing appointed by the Trustee after consultation with Borg-Warner Automotive.

     "Comparable Treasury Price" means (1) the average of five Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest Reference Treasury Dealer Quotations, or (2) if the Independent Investment Banker obtains fewer than five such Reference Treasury Dealer Quotations, the average of all such quotations.

     "Reference Treasury Dealer" means (1) Merrill Lynch, Pierce Fenner & Smith Incorporated and Morgan Stanley & Co. Incorporated and their respective successors, provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), we will substitute for such Underwriter another Primary Treasury Dealer and (2) any other Primary Treasury Dealer selected by the Independent Investment Banker after consultation with Borg-Warner Automotive.

     "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker at 5:00 p.m., New York City time, on the third Business Day preceding such redemption date.

     Holders of notes to be redeemed will receive notice thereof by first-class mail at least 30 and not more than 60 days prior to the date fixed for redemption. If fewer than all of the notes are to be redeemed, the Trustee will select, not more than 60 days prior to the redemption date, the particular notes or portions thereof for redemption from the outstanding not previously called by such method as the Trustee deems fair and appropriate.

ADDITIONAL TERMS

     For additional important information about the notes, see "Description of Debt Securities" in the accompanying prospectus. That information includes:

     -  additional information on the terms of the notes;

     -  general information on the Senior Indenture and the Trustee;

     - a description of certain restrictive covenants contained in the Senior Indenture, including a limitation on liens and sale/leaseback transactions and consolidation, merger and sale of assets;

     -  a description of events of default under the Senior Indenture; and

     -  a description of the delivery of the notes in book-entry form.

                 CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

     For a summary of the material U.S. Federal income tax consequences of an investment in the notes, see "Certain U.S. Federal Income Tax Consequences" beginning on page 24 in the accompanying prospectus.

RECENT DEVELOPMENTS

     President Clinton's fiscal year 2000 budget plan contains a proposal which, if enacted, would require U.S. Holders (as defined in the accompanying prospectus) who use the accrual method of accounting to include market discount in income as it accrues. The proposal would affect any debt instrument acquired on or after the date on which the proposal is enacted.

     The market discount rules currently in effect are described under the heading "U.S. Holders -- Market Discount" in the section called "Certain U.S. Federal Income Tax Considerations" in the accompanying prospectus. Under current rules, unless the U.S. Holder elects otherwise, any gain on the maturity or disposition of a Market Discount Debt Security (as defined in the accompanying prospectus) will be treated as ordinary income to the extent that it does not exceed the amount of accrued market discount on the security. If the U.S. Holder makes an election to take market discount into income as it accrues over the life of the security, the election will apply to all debt instruments with market discount that the electing U.S. Holder acquires on or after the first day of the first taxable year for which the election is made. Thus, under current rules, if a U.S. Holder that is an accrual method taxpayer does not elect to include market discount in income as it accrues, such holder is not required to do so for any Market Discount Debt Security which the holder owns.

     Under the budget proposal, an accrual method U.S. Holder would be required to include market discount in income as it accrues for all Market Discount Debt Securities which such holder acquires on or after the date of enactment.

     Also, under current rules, market discount generally accrues on a straight-line basis, unless the holder makes an election to accrue market discount on a constant-yield basis.

     Under the budget proposal, the holder's yield for purposes of calculating and accruing market discount would be limited to the larger of (1) the applicable Federal rate at the time the holder acquired the debt instrument plus five percentage points and (2) the original yield-to-maturity of the debt instrument plus five percentage points.

     THIS SUMMARY OF THE BUDGET PROPOSAL CONCERNING MARKET DISCOUNT IS FOR GENERAL INFORMATION ONLY. YOU ARE URGED TO CONSULT YOUR PERSONAL TAX ADVISORS CONCERNING THE STATUS OF THE PROPOSAL AND THE PARTICULAR CONSEQUENCES TO YOU IF IT IS ENACTED.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in an underwriting agreement among Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. Incorporated, Chase Securities Inc., First Chicago Capital Markets, Inc. and NationsBanc Montgomery Securities LLC, as underwriters, and us, we have agreed to sell to the underwriters, and the underwriters have severally agreed to purchase, the principal amount of the notes set forth opposite their names below. Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. Incorporated are acting as joint bookrunners. The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent and that when such conditions are satisfied the underwriters will be obligated to purchase all of the notes.

                                               PRINCIPAL AMOUNT OF    PRINCIPAL AMOUNT OF
                UNDERWRITER                       NOTES DUE 20           NOTES DUE 20
                -----------                    -------------------    -------------------
Merrill Lynch, Pierce, Fenner & Smith
              Incorporated.................         $                      $
Morgan Stanley & Co. Incorporated..........
Chase Securities Inc. .....................
First Chicago Capital Markets, Inc. .......
NationsBanc Montgomery Securities LLC......
                                                    ---------              ---------
              Total........................         $                      $
                                                    =========              =========

     The underwriters have advised us that they propose initially to offer the notes to the public at the public offering price set forth on the cover page of this prospectus supplement and to certain dealers at such price less a
concession not in excess of .   % and .   % of the principal amounts of the
notes due 20  and the notes due 20  , respectively. The underwriters may allow,
and such dealers may reallow, a discount not in excess of .   % of the principal
amount of the notes to certain other dealers. After the initial public offering, the underwriters may change the public offering price, concession and discount.

     The notes due 20 and the notes due 20 are new issues of securities, and there is currently no established trading market for the notes. In addition, we do not intend to apply for the notes to be listed on any securities exchange or to arrange for the notes to be quoted on any quotation system. The underwriters have advised us that they intend to make a market in the notes, but they are not obligated to do so. The underwriters may discontinue any market making in the notes at any time without notice. We can give you no assurance as to the liquidity of, or any trading market for, the notes.

     In connection with this offering, the underwriters are permitted to engage in certain transactions that stabilize the price of the notes. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the notes. If the underwriters create a short position in the notes in connection with this offering, i.e., if they sell a greater aggregate principal amount of notes than is set forth on the cover of this prospectus supplement, the underwriters may reduce that short position by purchasing notes in the open market. In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

     Neither we nor any underwriter makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes. In addition, neither we nor any underwriter makes any representation that the underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

     We have agreed to indemnify the underwriters against, or to contribute to payments that the underwriters may be required to make in respect of, certain liabilities, including liabilities under the Securities Act of 1933.

     In the ordinary course of their respective businesses, the underwriters or their affiliates from time to time provide commercial and investment banking and other financial services to Borg-Warner Automotive. The Chase Manhattan Bank, an affiliate of Chase Securities Inc., is the administrative agent and a lender under our credit facility and NationsBank, an affiliate of NationsBanc Montgomery Securities LLC, and The First National Bank of Chicago, an affiliate of First Chicago Capital Markets, are lenders under our credit facility and will receive their proportional share of the repayment of amounts outstanding, if any, under the credit facility if a portion of the proceeds of the offering is used to repay indebtedness outstanding under the agreement. Because The Chase Manhattan Bank, NationsBank and The First National Bank of Chicago may receive more than 10% of the proceeds from the sale of the notes, not including underwriting compensation, this offering is being conducted in compliance with the National Association of Securities Dealers Conduct Rule 2710(c)(8). See "Use of Proceeds." Morgan Stanley Dean Witter is acting as financial advisor to Borg-Warner Automotive in connection with the Kuhlman merger and the proposed sale of Kuhlman's electrical products business. Alexis P. Michas, a member of our board of directors, is a director of an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated.

     We estimate that the total expense of the offering, excluding underwriting discounts and commissions, will be approximately $570,000.

PROSPECTUS

                          BORG-WARNER AUTOMOTIVE, INC.

                                  $400,000,000

                                DEBT SECURITIES

     We may offer from time to time unsecured debt securities in the form of either senior or subordinated debt. Senior debt includes our notes, debt and other evidences of unsecured indebtedness, which are for money borrowed and are not subordinated. Subordinated debt, designated at the time it is issued, is entitled to interest and principal payments after the senior debt payments.

     The specific terms of these securities will be provided in supplements to this prospectus. You should read this prospectus and the supplements carefully before you invest.

     FOR INFORMATION CONCERNING CERTAIN FACTORS THAT YOU SHOULD CONSIDER, SEE "RISK FACTORS" COMMENCING ON PAGE 5.

                            ------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

               THE DATE OF THIS PROSPECTUS IS FEBRUARY 11, 1999.

                             ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using a "shelf" registration process. Under this process, we may sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $400,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we offer to sell securities, we will provide a supplement to this prospectus that will contain specific information about the terms of that particular offering. The prospectus supplement may also add, update, or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with the additional information described under the heading "Where You Can Find More Information." To find more detail regarding certain of the documents, you should read the exhibits filed with this registration statement.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our filings with the SEC are also available to the public on the SEC's Internet web site at http://www.sec.gov. Our common stock is listed on the New York Stock Exchange and information about us is also available at the NYSE's offices.

     The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to other documents we file with the SEC. The information incorporated by reference is considered to be part of this prospectus, and information that we file with the SEC later will automatically update and supersede this information. We incorporate by reference our documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, until we sell all of the securities offered in this prospectus.

     - Annual Report on Form 10-K for the year ended December 31, 1997, as amended by the Form 10-K/A filed with the SEC on June 26, 1998;

     - Proxy Statement dated March 20, 1998 (other than the sections entitled "Compensation Committee Report on Executive Compensation" and "Performance Graph");

     - Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30, and September 30, 1998;

     - Current Reports on Form 8-K dated July 24, 1998, December 11, 1998, December 21, 1998, January 27, 1999, February 1, 1999 and February 9, 1999.

     You may request a copy of these filings, at no cost, by writing or telephoning us at:

     Borg-Warner Automotive, Inc.
     200 South Michigan Avenue
     Chicago, Illinois 60604
     Attn: Investor Relations and
       Communications Department
     Telephone (312) 322-8607
       or (312) 322-8547

     You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement.

     We have not authorized anyone else to provide you with different or additional information. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of this prospectus or the prospectus supplement.

                             SPECIAL NOTE REGARDING
                                FORWARD-LOOKING
                                   STATEMENTS

     Certain statements contained or incorporated by reference in this prospectus are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. The most significant of such risks, uncertainties and other factors are discussed under the heading "Risk Factors," beginning on page 5 of this prospectus, and you are urged to carefully consider such factors. Additional risks and uncertainties are detailed in our filings with the SEC, including the Cautionary Statements filed as Exhibit 99.1 to our 1997 Annual Report. We do not have any obligation to update forward-looking statements and we may or may not do so.

                                  THE COMPANY

     We are a leading, global supplier of highly engineered systems and components, primarily for automotive powertrain applications. Our products are manufactured and sold worldwide, primarily to original equipment manufacturers of passenger cars, sport utility vehicles and light trucks. We operate 35 manufacturing facilities in 12 countries serving North America, Europe and Asia, and we are an original equipment supplier to every major original equipment manufacturer in the world.

     Our products fall into four operating groups: Powertrain Systems, Automatic Transmission Systems, Morse TEC and Air/Fluid Systems. Our Powertrain Systems group accounted for $605.2 million (33%) of our 1997 consolidated sales before inter-business eliminations. Its primary products include four-wheel and all-wheel drive transfer cases. We supply a substantial portion of the four-wheel drive transfer cases used by Ford, including those installed on the Ford Explorer, the best selling sport utility vehicle in the United States, the Ford Expedition, the Lincoln Navigator, the Ford F-150 pickup truck and the Mercury Mountaineer. We have designed and developed an exclusive four-wheel drive Torque-On-Demand(TM) transfer case, available on the Ford Explorer, Ford Expedition and Lincoln Navigator, which allows vehicles to automatically shift from two-wheel drive to four-wheel drive when electronic sensors indicate it is necessary. We also supply transfer cases for the new Mercedes-Benz M-Class all-activity four-wheel drive vehicle.

     Our Automatic Transmission Systems group accounted for $519.8 million (28%) of our 1997 consolidated sales before inter-business eliminations. Its products include friction plates, transmission bands, one-way clutches and torque converters for automatic transmissions. We are a supplier to virtually every major automatic transmission manufacturer in the world. Our 50%-owned joint venture in Japan, NSK-Warner Kabushiki Kaisha, with 1997 sales of $297 million, is a leading producer of friction plates and one-way clutches in Japan.

     Our Morse TEC group accounted for $324.1 million (18%) of our 1997 consolidated sales before inter-business eliminations. Morse TEC manufactures chain and chain systems including HY-VO(R) front-wheel drive and four-wheel drive chain, MORSE GEMINI(TM) Transmission Chain Systems, timing chain and timing chain systems, crankshaft and camshaft sprockets, chain tensioners and snubbers. We are an original equipment supplier to every major manufacturer that uses chain for such applications.

     Our Air/Fluid Systems group accounted for $357.0 million (20%) of our 1997 consolidated sales before inter-business eliminations. Our air and fluid management products include mechanical, electromechanical and electronic components and systems used for engine and emission control, fuel and vapor management, electronically controlled automatic transmissions and steering and suspension systems.

     Our executive offices are located at 200 South Michigan Avenue, Chicago, Illinois 60604, telephone (312) 322-8500.

                                  RISK FACTORS

     You should carefully consider the following factors, as well as the other information in this prospectus and the information in the documents incorporated by reference, before you make any decision to invest in the debt securities described in this prospectus and the accompanying prospectus supplement.

HOLDING COMPANY STRUCTURE; THE DEBT SECURITIES RANK JUNIOR TO THE OBLIGATIONS OF OUR SUBSIDIARIES

     We are a holding company with no material assets other than the stock of our subsidiaries. Our subsidiaries conduct substantially all of our operations and own substantially all of our assets. Consequently, our operating cash flow and our ability to make principal and interest payments on our outstanding indebtedness depends upon the cash flow of our subsidiaries and the payment of funds by our subsidiaries to us in the form of loans, dividends or otherwise. Our subsidiaries are not obligated to make funds available to us for payment on the debt securities or otherwise.

     The debt securities effectively will rank junior to all liabilities of our subsidiaries. In the event of a bankruptcy, liquidation or dissolution of any of our subsidiaries, and following payment of these liabilities, our subsidiaries may not have sufficient assets remaining to make payments to us as a shareholder or otherwise.

     As of September 30, 1998, total liabilities (other than intercompany liabilities) of our subsidiaries were approximately $433.8 million and debt of our subsidiaries was approximately $70.4 million.

AUTOMOTIVE INDUSTRY CYCLICALITY

     Our principal operations are directly related to domestic and foreign automotive production. Automotive production and sales are cyclical and depend upon general economic conditions and other factors. As compared to 1997, we believe automotive production in 1998 declined slightly in North America, increased moderately in Europe, and declined in Asia. Any significant reduction in automotive production would have a material adverse effect on our sales to original equipment manufacturers and our financial position and operating results.

EFFECT OF ASIAN ECONOMIC CONDITIONS

     During 1997, approximately 21% of our sales, including sales from unconsolidated joint ventures, were in Asia. We continue to be adversely affected by the weakness in Asia's economies. Sales of vehicles with our higher-end content in automatic transmissions and four-wheel drive are particularly susceptible to weak economic conditions. Although we believe that our presence in Asian markets is critical to our long-term success, we cannot assure you that economic conditions in Asia will improve in the future and that we will not continue to be adversely affected by these economic conditions.

DEPENDENCE ON SPORT UTILITY AND LIGHT TRUCK MARKET SEGMENTS

     Some of our products are currently used exclusively in sport utility vehicles and light trucks. Any significant reduction in production in this market segment or loss of business in this market segment would have a material adverse effect on our sales to original equipment manufacturers and our financial position and operating results. For example, our 1998 first and second quarter results were adversely affected by the loss to a competitor of a four-wheel drive application for the Ford F-250 truck and the Ford F-350 truck, a 37% reduction in four-wheel drive transfer case shipments for the Ford F-150 truck, and a decline in four-wheel drive transfer case shipments to SsangYong in Korea, which became a unit of Daewoo Motor Company in 1998.

COMPETITION WITH OTHER AUTOMOTIVE COMPONENT MANUFACTURERS

     We compete worldwide with a number of other manufacturers and distributors that produce and sell products similar to ours. Price, quality and technological innovation are the primary elements of competition. Our competitors include vertically integrated units of our major original equipment manufacturer customers, as well as a large number of independent domestic and international suppliers. We are not as large as a number of these companies and do not have as many financial or other resources. Increased competition could adversely affect our businesses.

INCREASE IN COMPETITION FROM INTERNATIONAL SUPPLIERS

     The competitive environment has changed dramatically over the past few years as our traditional United States original equipment manufacturer customers, faced with intense international competition, have expanded their worldwide sourcing of components. As a result, we have experienced competition from suppliers in other parts of the world that enjoy economic advantages such as lower labor costs, lower health care costs, and, in some cases, export and/or raw materials subsidies.

PRICING CONDITIONS

     There is substantial and continuing pressure on the original equipment manufacturers to reduce costs, including costs of products we supply. Although original equipment manufacturers have indicated that they will continue to rely on outside suppliers, a number of our major original equipment manufacturers customers manufacture products for their own use that directly compete with our products. These original equipment manufacturers could elect to manufacture such products for their own uses in place of the products we currently supply. We believe that our ability to develop proprietary new products and to control our costs will allow us to remain competitive. However, we cannot assure you that we will be able to improve or maintain our gross margins on product sales to original equipment manufacturers or that the recent trend by original equipment manufacturers towards increased outsourcing will continue.

     Annual price reductions to original equipment manufacturer customers appear to have become a permanent feature of our business environment. In 1997, we granted $18 million worth of price reductions. To maintain our profit margins, we seek price reductions from our suppliers, improve production processes to increase manufacturing efficiency, update product designs to reduce costs and develop new products whose benefits support increased pricing. Our ability to pass through increased raw material costs to our original equipment manufacturer customers is also limited, with cost recovery less than 100% and often on a delayed basis. We cannot assure you that we will be able to reduce costs in an amount equal to annual price reductions and the increase in raw material costs.

RELIANCE ON MAJOR CUSTOMERS

     Our worldwide sales in 1997 to Ford, GM and Chrysler (now a part of DaimlerChrysler) constituted approximately 43%, 20% and 10%, respectively, of our 1997 consolidated sales. The corresponding percentages for 1996 were 42%, 21% and 9%. No other customer accounted for more than 10% of our consolidated sales in either 1997 or 1996. Our 1997 consolidated sales do not include the approximately $354 million of sales made by our unconsolidated joint ventures. If sales from unconsolidated joint ventures were included in 1997 consolidated sales, our worldwide sales to Toyota Motor Corporation and its affiliates would be approximately 7% of consolidated sales.

     Although we have had long-standing relationships with each of Ford, GM, Chrysler and Toyota and have sold a wide variety of products to various divisions of each company globally, the loss of any significant portion of our sales to any of these customers would have a material adverse effect on our financial position and operating results.

DEPENDENCE OF OUR LARGE CUSTOMERS ON THE UNITED AUTOMOBILE, AEROSPACE AND AGRICULTURAL IMPLEMENT WORKERS OF AMERICA

     All three of our primary North American customers, GM, Ford and Chrysler, have major union contracts with the United Automobile, Aerospace and Agricultural Implement Workers of America. Because of the United States original equipment manufacturers' dependence on a single union, we are affected by labor difficulties and work stoppages at original equipment manufacturers' facilities. For example, we lost approximately $25 million in revenue as a result of the 1998 54-day strike by the United Automobile, Aerospace and Agricultural Implement Workers of America at GM.

LABOR RELATIONS

     Approximately 37% of our domestic hourly employees are unionized. Our two most significant domestic collective bargaining agreements are for our Muncie, Indiana plant and our Ithaca, New York plant. The Muncie agreement was renewed in March 1998 and the Ithaca agreement was renewed in October 1998. While we believe that our relations with our employees are good, a prolonged dispute with our employees could have a material adverse effect on our financial position or operating results.

UNFUNDED PENSION OBLIGATIONS

     We have substantial unfunded pension obligations. On December 31, 1997, the present values of our projected benefit obligations and accumulated benefit obligations of underfunded plans were $234.4 million and $231.1 million, respectively. The fair value of our pension plan assets with respect to such plans as of December 31, 1997 was $177.5 million. The resulting unfunded portion of $56.9 million at December 31, 1997 compared favorably with an unfunded portion of $69.8 million at December 31, 1996 (based on our projected benefit obligations on the respective dates). This decrease was due in part to an increase in the value of investments related to these obligations. Of the 1997 unfunded portion, approximately $25.3 million related to the accumulated pension obligations for our German subsidiaries, which do not require funding. Our long-term objective is to fund our entire pension obligation with funds that are generated from operations, but we cannot assure you that this will actually occur.

COMPLIANCE WITH ENVIRONMENTAL REGULATIONS

     Our operations are subject to laws governing, among other things, emissions to air, discharges to waters and the generation, handling, storage, transportation, treatment and disposal of waste and other materials. We believe that our business, operations and facilities have been and are being operated in compliance in all material respects with applicable environmental and health and safety laws. However, the operation of automotive parts manufacturing plants entails risks in these areas and we cannot assure you that we will not incur material costs or liabilities. In addition, potentially significant expenditures could be required in order to comply with evolving environmental and health and safety laws that may be adopted in the future.

     We believe that the overall impact of compliance with regulations and legislation protecting the environment will not have a material adverse effect on our future financial position or operating results, but we cannot assure you that this will be the case. Capital expenditures and expenses in 1998 attributable to compliance with environmental laws were not material.

POTENTIAL LIABILITY UNDER ENVIRONMENTAL REGULATIONS

     We and certain of our current and former direct and indirect corporate predecessors, subsidiaries and divisions have been identified by the United States Environmental Protection Agency and certain state environmental agencies and private parties as potentially responsible parties at 28 hazardous waste disposal sites under the Comprehensive Environmental Response, Compensation and Liability Act and equivalent state laws. As a result, we may be liable for the cost of clean-up and other remedial activities at these sites.

     Based on information available to us which, in most cases, includes:

     - an estimate of allocation of liability among potentially responsible parties;

     - the probability that other potentially responsible parties, many of whom are large, solvent public companies, will fully pay the costs apportioned to them;

     - currently available information from potentially responsible parties and/or federal or state environmental agencies concerning the scope of contamination and estimated remediation costs;

     -  estimated legal fees; and

     -  other factors,

we have established a reserve in our financial statements for indicated environmental liabilities with a balance of approximately $5.9 million at September 30, 1998. We currently expect this amount to be expended over the next three to five years.

     We believe that none of these matters, individually or in the aggregate, will have a material adverse effect on our future financial position or operating results, either because estimates of the maximum potential liability at a site are not large or because liability will be shared with other potentially responsible parties. However, we cannot assure you of the ultimate outcome.

YEAR 2000

     We are in the process of upgrading certain aspects of our operations to ensure that business systems do not fail to function either when the Year 2000 arrives or at other date intervals. We have completed an inventory of key systems and equipment with potential Year 2000 issues in the areas of business operating systems, manufacturing operations, operating infrastructure, customers and suppliers. This included an identification of mission critical systems, an assessment of the readiness of our applications for Year 2000 and the corrective action needed, if any.

     We also are participating in the process coordinated by the Automotive Industries Action Group, a group sponsored by the major U.S. automakers. The process consists of ongoing surveys to measure a company's state of readiness and its progress on the assessment and remediation stages of its program. The survey results are used to monitor progress against remediation action plans.

     Our program to become Year 2000 compliant is being operated on an enterprise-wide basis. A coordinator has been assigned overall administrative responsibility; however, each operating unit is responsible for compliance at its location. As of the end of June 1998, inventories and assessments had been completed at substantially all of our locations. Corrective action is underway. We believe that the majority of items identified as non-compliant would not significantly interfere with our operations if not updated. In addition, our exposure to an enterprise-wide failure is less likely because of the relative autonomy of our operating units. We are operating on a schedule to have substantially all non-compliant items remedied by mid-1999. We are also seeking confirmation from key suppliers and other third parties that their systems and applications that affect us will be Year 2000 compliant by mid-1999.

     Concurrent with the Year 2000 effort, we are in the process of upgrading certain of our business operating systems at a number of our units to improve both business operations and control. We now require any system acquired to be certified as Year 2000 compliant.

     We believe that we will spend approximately $11.5 million for new systems, to upgrade systems and equipment and for other efforts to ensure compliance with Year 2000 between 1997 and 1999. These costs will be paid for with cash from our operations. The bulk of such spending will provide for system improvements and enhancements including compliance with Year 2000. Through September 30, 1998, we have spent approximately $6 million. Spending solely related to Year 2000 compliance is not expected to be material to either our financial position or results of operations for any given year.

     As with any program to upgrade business systems, there are risks that programs will not be completed on schedule and that programs will not accomplish all that they were supposed to accomplish. The chance of this happening throughout our company is remote. Moreover, for individual failures to upgrade timely and effectively, the impact would most likely be a reduced level of quality control for operations and a substantial increase in the amount of manual intervention in areas such as material planning and inventory control, statistical process control, and financial and operational recordkeeping.

     We do not have in place substantial contingency plans because we believe that our efforts will be successful. We have, however, identified specific procedures required to keep our operations functioning in the event of delays or machine failures. As we mentioned above, we have identified key suppliers and requested confirmation as to their Year 2000 compliance. We are currently in the process of verifying supplier responses, including supplier audits and other action as appropriate. We are also considering the availability of alternative supply sources in the event that they are needed.

     We cannot assure you that the corrective actions we are implementing will prevent dating systems problems or that the cost of doing so will not be material. In addition, disruptions with respect to the computer systems of vendors or customers, including both information technology and non-information technology systems could impair our ability to obtain necessary materials or products to sell to or serve our customers. Disruptions of our computer systems or the computer systems of our vendors or customers, as well as the cost of avoiding such disruption, could have a material adverse effect upon our financial position or operating results.

EURO CONVERSION

     On January 1, 1999, 11 of the 15 member countries of the European Union established fixed conversion rates between their existing currencies and the euro. The participating countries adopted the euro as their common legal currency on that date. We have begun consideration of the effects of the euro conversion on our operations, but we are currently unsure of the potential impact that the euro conversion will have on our financial position or operating results. Because of the nature of our business and customers, the effect is not expected to be material.

                                USE OF PROCEEDS

     Unless otherwise set forth in the applicable prospectus supplement, the net proceeds from the sale of the debt securities will be used for general corporate purposes, including the repayment of existing indebtedness, additions to working capital, capital expenditures and acquisitions. Any specific allocation of the net proceeds of an offering of debt securities to a specific purpose will be described in the related prospectus supplement. We anticipate that we will raise additional funds from time to time through equity or debt financings to repay outstanding indebtedness and to finance our businesses.

                       RATIO OF EARNINGS TO FIXED CHARGES

     Our ratio of earnings to fixed charges for the periods indicated below was as follows:

                                    NINE MONTHS
                                       ENDED
    YEAR ENDED DECEMBER 31,        SEPTEMBER 30,
--------------------------------   -------------
1993   1994   1995   1996   1997   1997    1998
----   ----   ----   ----   ----   -----   -----
3.9x   7.9x   7.0x   3.1x   6.2x   6.1x    4.8x

     In the computation of our ratio of earnings to fixed charges, earnings consist of earnings before income taxes, fixed charges and capitalized interest amortization expense. Fixed charges consist of interest expense excluding the benefit of capitalized interest and including one-third of rental expense (approximate portion representing interest).

                         DESCRIPTION OF DEBT SECURITIES

     The following descriptions of the terms of the debt securities set forth certain general terms and provisions of the debt securities. The particular terms of the debt securities offered by any prospectus supplement and the extent, if any, to which such general provisions may apply to the debt securities so offered will be described in the prospectus supplement relating to such offered debt securities. To the extent that any prospectus supplement is inconsistent with any provision in this summary, the information contained in such prospectus supplement will control.

     The debt securities that will be our senior debt will be issued under an Indenture (the "SENIOR DEBT INDENTURE") to be entered into between Borg-Warner Automotive and The First National Bank of Chicago (the "SENIOR TRUSTEE"). The debt securities that will be our subordinated debt ("SUBORDINATED DEBT SECURITIES") will be issued under an Indenture (the "SUBORDINATED DEBT INDENTURE" and, collectively with the Senior Debt Indenture, the "INDENTURES"), to be entered into between Borg-Warner Automotive and a trustee to be determined (the "SUBORDINATED TRUSTEE"). The forms of the Indentures and the debt securities have been filed, or will be filed by amendment, as exhibits to the registration statement and you should read them for the provisions that may be important to you. The Indentures are subject to and governed by the Trust Indenture Act of 1939, as amended (the "TIA"). We have summarized certain provisions of the debt securities and the Indentures below. The summary is not complete and is subject to, and qualified in its entirety by reference to, the Indentures and the debt securities. Capitalized terms used in the summary have the meanings set forth in the applicable Indenture unless otherwise defined herein.

GENERAL

     The debt securities will be our unsecured senior or subordinated obligations.

     The Indentures do not limit the amount of debt securities that we may issue thereunder and provide that we may issue debt securities under the Indentures from time to time in one or more series.

     Reference is made to the prospectus supplement for the following terms of and information relating to the offered debt securities (to the extent such terms are applicable to such debt securities):

     -  classification as senior or subordinated debt securities;

     - the specific designation, aggregate principal amount, purchase price and denomination of the offered debt securities;

     - the currency or units based on or relating to currencies in which such debt securities are denominated and/or in which principal (and premium, if any) and/or any interest will or may be payable;

     -  any date of maturity;

     - the method by which amounts payable in respect of principal, premium (if any) or interest on, or upon the redemption of, such debt securities may be calculated, and any currencies or indices, or value, rate or price, relevant to such calculation;

     - interest rate or rates (or the method by which such rate will be determined), if any;

     -  the date or dates on which any such interest will be payable;

     - the place or places where the principal of and interest, if any, on the offered debt securities will be payable;

     - any redemption, repayment or sinking fund provisions for the offered debt securities;

     - whether the offered debt securities will be issuable in registered form or bearer form ("BEARER SECURITIES") or both and, if Bearer Securities are issuable, any restrictions applicable to the exchange of one form for another and to the offer, sale and delivery of Bearer Securities;

     - any applicable United States federal income tax consequences not described in this prospectus, including whether and under what circumstances we will pay additional amounts on offered debt securities held by a person who is not a U.S. person (as defined in the prospectus supplement) in respect of any tax, assessment or governmental charge withheld or deducted and, if so, whether we will have the option to redeem such debt securities rather than pay such additional amounts;

     -  the anticipated market for the offered debt securities; and

     - any other specific terms of the offered debt securities, including any additional or different events of default, remedies or covenants provided for with respect to such debt securities, and any terms which may be required by or advisable under applicable laws or regulations.

     Debt securities may be presented for exchange and registered debt securities may be presented for transfer in the manner, at the places and subject to the restrictions set forth in the debt securities and the prospectus supplement. Such services will be provided without charge, other than any tax or other governmental charge payable in connection therewith, but subject to the limitations provided in the applicable Indenture. Bearer Securities and the coupons, if any, attached to such Bearer Securities will be transferable by delivery.

     Debt securities may bear interest at a fixed rate or a floating rate. Debt securities bearing no interest or interest at a rate that at the time of issuance is below the prevailing market rate may be sold at a discount below their stated principal amount. Special United States federal income tax considerations applicable to any such discounted debt securities or to certain debt securities issued at par which are treated as having been issued at a discount for United States federal income tax purposes will be described in the relevant prospectus supplement to the extent not described in this prospectus. See "Certain U.S. Federal Income Tax Considerations."

     We may issue debt securities from time to time with payment terms which are calculated by reference to the value or price of one or more currencies or indices. Holders of such debt securities may receive a payment of the principal amount on any principal payment date, or a payment of interest on any interest payment date, that is greater than or less than the amount of principal or interest otherwise payable on such dates, or a redemption amount on any redemption date that is greater than or less than the principal amount of such debt securities, depending upon the value or price on such dates of the applicable currency or index. Information for determining the amount of principal, premium (if any), interest or redemption amounts payable on any date, the currencies, commodities or indices to which the amount payable on such date is linked and certain additional tax considerations will be set forth in the relevant prospectus supplement.

     We are a holding company with no material assets other than the stock of our subsidiaries. Our subsidiaries conduct substantially all of our operations and own substantially all of our assets. Consequently, our operating cash flow and our ability to make principal and interest payments on our outstanding indebtedness depends upon the cash flow of our subsidiaries and the payment of funds by our subsidiaries to us in the form of loans, dividends or otherwise. Our subsidiaries are not obligated to make funds available to us for payment on the debt securities or otherwise.

     The debt securities effectively will rank junior to all liabilities of our subsidiaries. In the event of a bankruptcy, liquidation or dissolution of any of our subsidiaries, and following payment of these liabilities, our subsidiaries may not have sufficient assets remaining to make payments to us as a shareholder or otherwise.

CERTAIN DEFINITIONS

     "ATTRIBUTABLE INDEBTEDNESS" means, with respect to any Sale/Leaseback Transaction as of any particular time, the present value (discounted at the rate of interest implicit in the terms of the lease) of the obligations of the lessee under such lease for net rental payments during the remaining term of the lease (including any period for which such lease has been extended). "NET RENTAL PAYMENTS" under any lease for any period means the sum of the rental and other payments required to be paid in such period by the lessee thereunder, not including, however, any amounts required to be paid by such lessee (whether or not designated as rental or additional rental) on account of maintenance and repairs, insurance, taxes, assessments or similar charges.

     "CONSOLIDATED NET TANGIBLE ASSETS" means the total amount of assets (less applicable reserves and other properly deductible items) after deducting therefrom (1) all current liabilities (excluding any current liabilities which are by their terms extendible or renewable at the option of the obligor thereon to a time more than 12 months after the time as of which the amount thereof is being computed), (2) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles and (3) appropriate adjustments on account of minority interests of other Persons holding stock of our Subsidiaries, all as set forth on our most recent balance sheet (but, in any event, as of a date within 150 days of the date of determination) and computed in accordance with generally accepted accounting principles.

     "CONSOLIDATED NET WORTH" means the amount of total stockholders' equity shown in our most recent consolidated statement of financial position.

     "CURRENT ASSETS" of any Person includes all assets of such Person that would in accordance with generally accepted accounting principles be classified as current assets.

     "CURRENT LIABILITIES" of any Person includes all liabilities of such Person that would in accordance with generally accepted accounting principles be classified as current liabilities.

     "NON-RECOURSE INDEBTEDNESS" means our indebtedness or the indebtedness of any of our Subsidiaries in respect of which the recourse of the holder of such indebtedness, whether direct or indirect and whether contingent or otherwise, is effectively limited to specified assets, and with respect to which neither we nor any of our Subsidiaries provide any credit support.

     "PERSON" means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

     "PRINCIPAL PROPERTY" means any manufacturing plant or warehouse, together with the land upon which it is erected and fixtures comprising a part thereof, that we own or that is owned by one of our Subsidiaries which constitutes a " significant subsidiary" as defined in Rule 1-02 of Regulation S-X of the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT"), and is located in the United States, the gross book value (without deduction of any reserve for depreciation) of which on the date as of which the determination is being made is an amount which exceeds 1% of Consolidated Net Tangible Assets, other than any such manufacturing plant or warehouse or any portion thereof (together with the land upon which it is erected and fixtures comprising a part thereof) (1) which is financed by Industrial Development Bonds or (2) which, in the opinion of the Board of Directors, is not of material importance to our total business conducted and the total business conducted by our Subsidiaries, taken as a whole.

     "SALE/LEASEBACK TRANSACTION" means any arrangement with any Person pursuant to which we or any of our Subsidiaries lease for a period of more than three years, any real or personal property, which property we have or such Subsidiary has sold or transferred or will sell or transfer to such Person in contemplation of such leasing.

     "SUBSIDIARY" of a Person means (1) any corporation more than 50% of the outstanding securities having ordinary voting power of which is owned, directly or indirectly, by such Person or by one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries, or (2) any partnership or similar business organization more than 50% of the ownership interests having ordinary voting power of which shall at the time be so owned. For the purposes of this definition, "SECURITIES HAVING ORDINARY VOTING POWER" means securities or other equity interests that ordinarily have voting power for the election of directors, or persons having management power with respect to the Person, whether at all times or only so long as no senior class of securities has such voting power by reason of any contingency.

SENIOR DEBT

     The debt securities and coupons, if any, appertaining thereto that will constitute part of our senior debt will be issued under the Senior Debt Indenture and will rank pari passu with all of our other unsecured and unsubordinated debt.

     Limitation on Liens

     The Senior Debt Indenture provides that we will not, and will not permit any of our Subsidiaries to, issue, assume or guarantee any indebtedness for money borrowed ("DEBT") if such Debt is secured by a mortgage, pledge, security interest or lien (a "MORTGAGE" or "MORTGAGES") upon any of our Principal Properties or of any of our Subsidiaries' Principal Properties or upon any shares of stock or other stock or other equity interest or indebtedness of any of our Subsidiaries (whether such property, shares of stock or other equity interest or indebtedness is now owned or hereafter acquired) which owns any Principal Property, without in any such case effectively providing that the debt securities shall be secured equally and ratably with (or prior to) such Debt; provided, however, that the foregoing restrictions shall not apply to:

     - mortgages existing on the date the debt securities are originally issued or mortgages provided for under the terms of agreements existing on such date;

     -  mortgages on Current Assets securing Current Liabilities;

     - mortgages on any property we or any of our Subsidiaries acquire, construct, alter or improve after the date of the Indenture that are created or assumed contemporaneously with or within one year after such acquisition (or, in the case of property constructed, altered or improved, after the completion and commencement of commercial operation of such property, whichever is later) to secure or provide for the payment of the purchase price or cost of such property, provided that in the case of any such construction, alteration or improvement the mortgages shall not apply to any property we or any of our Subsidiaries theretofore owned, other than (1) the property so altered or improved and (2) any theretofore unimproved real property on which the property so constructed or altered, or the improvement, is located;

     - existing mortgages on property we or any of our Subsidiaries acquire (including mortgages on any property acquired from a Person that is consolidated with or merged with or into us or any of our Subsidiaries) or mortgages outstanding at the time any Person becomes one of our Subsidiaries that are not incurred in connection with such entity becoming one of our Subsidiaries;

     -  mortgages in our or any of our Subsidiaries' favor;

     - mortgages on any property (1) in favor of domestic or foreign governmental bodies to secure partial, progress, advance or other payments pursuant to any contract or statute, (2) securing indebtedness incurred to finance all or any part of the purchase price or cost of constructing, installing or improving the property subject to such mortgages including mortgages to secure Debt of the pollution control or industrial revenue bond type, or (3) securing indebtedness issued or guaranteed by the United States, any State, any foreign country or any department, agency, instrumentality or political subdivision of any such jurisdiction; and

     - any extension, renewal or replacement (or successive extensions, renewals or replacements), in whole or in part, of any mortgage referred to in the foregoing bullet points; provided, however, that the principal amount of Debt secured thereby shall not exceed the principal amount of Debt so secured at the time of such extension, renewal or replacement, together with the reasonable costs related to such extension, renewal or replacement, and that such extension, renewal or replacement shall be limited to all or a part of the property that secured the mortgage so extended, renewed or replaced (plus improvements on such property).

     Notwithstanding the foregoing, we and any of our Subsidiaries may, without securing the debt securities, issue, assume or guarantee secured Debt (that would otherwise be subject to the foregoing restrictions) in an aggregate amount that, together with all other such secured Debt and the aggregate amount of our and our Subsidiaries' Attributable Indebtedness deemed to be outstanding in respect of all Sale/Leaseback Transactions entered into pursuant to the provisions described below under "-- Limitation on Sale/ Leaseback Transactions" (excluding any such Sale/Leaseback Transactions the proceeds of which have been applied in accordance with clauses (2) or (3) under the "-- Limitation on Sale/Leaseback Transactions" covenant described below), does not exceed 10% of the Consolidated Net Worth, as shown on a consolidated balance sheet as of a date not more than 90 days prior to the proposed transaction we prepare in accordance with generally accepted accounting principles.

     Limitation on Sale/Leaseback Transactions

     The Senior Debt Indenture provides that we will not, and will not permit any of our Subsidiaries to, enter into any Sale/Leaseback Transaction with any Person (other than ourselves or one of our Subsidiaries) unless:

          (1) at the time of entering into such Sale/Leaseback Transaction, we or such Subsidiary would be entitled to incur Debt, in a principal amount equal to the Attributable Indebtedness with respect to such Sale/Leaseback Transaction, secured by a mortgage on the property subject to such Sale/Leaseback Transaction, pursuant to the provisions of the covenant described under "-- Limitation on Liens" without equally and ratably securing the debt securities pursuant to such provisions;

          (2) after the date on which debt securities are first issued, and within a period commencing six months prior to the consummation of such Sale/Leaseback Transaction and ending six months after the consummation thereof, we or such Subsidiary shall have expended for property used or to be used in our or such Subsidiary's ordinary course of business (including amounts expended for additions, expansions, alterations, repairs and improvements thereto) an amount equal to all or a portion of the net proceeds of such Sale/Leaseback Transaction, and we shall have elected to designate such amount as a credit against such Sale/Leaseback Transaction (with any such amount not being so designated to be applied as set forth in clause (3) below); or

          (3) during the 12-month period after the effective date of such Sale/Leaseback Transaction, we shall have applied to the voluntary defeasance or retirement of debt securities or any of our pari passu indebtedness an amount equal to the net proceeds of the sale or transfer of the property leased in such Sale/Leaseback Transaction, which amount shall not be less than the fair value of such property at the time of entering into such Sale/Leaseback Transaction (adjusted to reflect any amount we expended as set forth in clause (2) above), less an amount equal to the principal amount of such debt securities and pari passu indebtedness we voluntarily defeased or retired within such 12-month period and not designated as a credit against any other Sale/Leaseback Transaction we or any of our Subsidiaries entered into during such period.

     Unless otherwise specified in the prospectus supplement relating to a particular series of offered debt securities, the covenants applicable to the debt securities would not necessarily afford holders protection in the event that we are involved in a highly leveraged or other transaction, or in the event of a material adverse change in our financial position or results of operations. Unless otherwise specified in the prospectus supplement relating to a particular series of offered debt securities, the debt securities do not contain any other provisions that are designed to afford protection in the event that we are involved in a highly leveraged transaction.

SUBORDINATED DEBT

     The debt securities and coupons, if any, attached to such debt securities that will constitute part of the Subordinated Debt Securities will be issued under the Subordinated Debt Indenture and will be subordinate and junior in right of payment, to the extent and in the manner set forth in the Subordinated Debt Indenture, to all of our Senior Indebtedness. The Subordinated Debt Indenture defines "SENIOR INDEBTEDNESS" as all of our indebtedness, including indebtedness we have guaranteed or assumed, for borrowed money or evidenced by bonds, debentures, notes, letters of credit, interest rate exchange agreements, currency exchange agreements, commodity forward contracts or other similar instruments, or indebtedness or obligations with respect to any lease of real or personal property whether existing on the date hereof or hereinafter incurred, and any guarantee, amendments, renewals, extensions, modifications and refundings of any such indebtedness or obligation, provided that Senior Indebtedness shall not include (1) obligations that, when incurred and without respect to any election under Section 1111(b) of Title 11, United States Code, were without recourse to the issuer, (2) our obligations to any of our Subsidiaries, and (3) any other obligations which by the terms of the instrument creating or evidencing the same are specifically designated as not being senior in right of payment to the Subordinated Debt Securities.

     In the event (1) of any insolvency or bankruptcy proceedings, or any receivership, liquidation or other similar proceedings including reorganization in respect of Borg-Warner Automotive or a substantial part of our property, or
(2) that (a) a default shall have occurred with respect to the payment of principal of (and premium, if any) or any interest on or other monetary amounts due and payable on any Senior Indebtedness or (b) there shall have occurred an event of default (other than a default in the payment of principal, premium, if any, or interest, or other monetary amounts due and payable) with respect to any Senior Indebtedness, as defined therein or in the instrument under which the same is outstanding, permitting the holder or holders thereof to accelerate the maturity thereof, and such default or event of default shall not have been cured or waived or shall not have ceased to exist, unless, in the case of a default under clause (b) above, the default with respect to the Senior Indebtedness is cured or waived, or 180 days pass after notice of the default is given to the holders of Senior Indebtedness (unless the maturity of such Senior Indebtedness has been accelerated), then the holders of all Senior Indebtedness shall first be entitled to receive payment of the full amount unpaid thereon, or provision shall be made, in accordance with the relevant Senior Indebtedness, for such payment in money or money's worth, before the holders of any of the Subordinated Debt Securities or coupons are entitled to receive a payment on account of the principal of (and premium, if any) or any interest on the indebtedness evidenced by such Subordinated Debt Securities or of such coupons. No new period of suspension of payments under clause (b) above may be commenced by reason of the same event of default (or any other event of default that existed or was continuing on the date of the commencement of such period) within twelve months after the first such notice relating thereto. Without limitation of the foregoing, upon any acceleration of the Subordinated Debt Securities because of an event of default, we must promptly notify the holders of Senior Indebtedness of such acceleration, and may not pay the Subordinated Debt Securities unless
(A) 120 days pass after such acceleration and (B) the terms of the Subordinated Debt Indenture permit such payment at such time.

     By reason of such subordination, in the event of our bankruptcy, insolvency or liquidation, our creditors who are holders of Senior Indebtedness and our general creditors may recover more, ratably, than holders of the Subordinated Debt Securities. Certain of our contingent obligations, including certain guarantees, letters of credit, interest rate exchange agreements, currency exchange agreements and commodity forward contracts, would constitute Senior Indebtedness if we became obligated to pay such contingent obligations.

     We expect from time to time to incur additional indebtedness constituting Senior Indebtedness. The Subordinated Debt Indenture does not prohibit or limit the incurrence of additional Senior Indebtedness or any other indebtedness and does not require us to adhere to financial covenants or similar restrictions. To the extent we issue Subordinated

Debt Securities, we refer you to the applicable prospectus supplement for the amount of Senior Indebtedness outstanding.

CONVERSION AND EXCHANGE

     The terms, if any, on which debt securities of any series will be convertible into or exchangeable for our common stock or preferred stock, property or cash, or a combination of any of the foregoing, will be summarized in the prospectus supplement relating thereto. Such terms may include provisions for conversion or exchange, either on a mandatory basis, at the option of the holder, or at our option, in which case the number of our shares of common stock or preferred stock to be received by the holders of the debt securities would be calculated according to the factors and at such time as summarized in the related prospectus supplement. The prospectus supplement will also summarize the material federal income tax consequences applicable to such convertible or exchangeable debt securities to the extent not set forth in this prospectus.

EVENTS OF DEFAULT

     An "Event of Default" is defined under each Indenture with respect to debt securities of any series issued under such Indenture as being:

     - default in the payment of any interest on any debt security when it becomes due and payable, and continuance of such default for a period of 30 days;

     - default in the payment of the principal of any debt security at its maturity;

     - default in our performance (or our breach) of any of our covenants or agreements in such Indenture, continued for 90 days after we receive written notice;

     - acceleration of, or any failure to pay at final maturity, any of our or our Subsidiaries' Debt (other than the debt securities or Non-Recourse Indebtedness) in an aggregate amount in excess of $25 million if such acceleration is not rescinded or annulled, or such indebtedness shall not have been discharged, within 15 days after we receive written notice thereof; and

     - certain events of our or of one of our Significant Subsidiaries' bankruptcy, insolvency or reorganization.

     Each Indenture provides that if an Event of Default, other than certain events with respect to our bankruptcy, insolvency or reorganization, shall occur and be continuing, then the Senior Trustee or the Subordinated Trustee, as the case may be, or the holders of not less than 25% in aggregate principal amount of the outstanding debt securities may, by a notice in writing to us (and to the Senior Trustee or the Subordinated Trustee, as the case may be, if given by the holders), declare the principal of the debt securities, and all accrued and unpaid interest thereon, to be due and payable immediately. If an Event of Default with respect to certain events of our bankruptcy, insolvency or reorganization shall occur and be continuing, then the principal on the debt securities, and all accrued and unpaid interest thereon, shall be due and payable immediately without any act on the part of the Senior Trustee or the Subordinated Trustee, as the case may be, or any holder.

     The holders of not less than a majority in principal amount of the outstanding debt securities may, on behalf of the holders of all of the debt securities, waive any past default under the Indenture and its consequences, except a default (1) in respect of the payment of principal of or interest on the debt securities or (2) in respect of a covenant or provision that cannot be modified or amended without the consent of each holder.

     Under each Indenture we are required to file annually with the Senior Trustee or the Subordinated Trustee, as the case may be, an officers' certificate as to our compliance with all conditions and covenants. Each Indenture will provide that the Senior Trustee or the Subordinated Trustee, as the case may be, may withhold notice to the holders of the debt securities of any default (except payment defaults on the debt securities) if it considers it to be in the interest of such holders to do so.

     Subject to the provisions of each Indenture relating to the duties of the Senior Trustee or the Subordinated Trustee, as the case may be, each Indenture provides that when an Event of Default occurs and is continuing, the Senior Trustee or the Subordinated Trustee, as the case may be, will be under no obligation to exercise any of its rights or powers under such Indenture at the request or direction of any of the holders, unless such holders shall have offered to the Senior Trustee or the Subordinated Trustee, as the case may be, reasonable security or indemnity. Subject to such provisions concerning the rights of the Senior Trustee or the Subordinated Trustee, as the case may be, the holders of a majority in aggregate principal amount of the outstanding debt securities will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Senior Trustee or the Subordinated Trustee, as the case may be, or exercising any trust or power conferred on the Senior Trustee or the Subordinated Trustee, as the case may be, under such Indenture.

CONSOLIDATION, MERGER AND SALE OF ASSETS

     Each Indenture provides that we will not consolidate with or merge into any other corporation, or convey, transfer or lease, or permit one or more of our Significant Subsidiaries to convey, transfer or lease, all or substantially all of our property and assets on a consolidated basis, to any Person unless (1) either we are the continuing corporation or such corporation or Person assumes by supplemental indenture all of our obligations under such Indenture and the debt securities issued thereunder, (2) immediately after such transaction no Default or Event of Default shall exist, and (3) the surviving corporation or such Person is a corporation, partnership or trust organized and validly existing under the laws of the United States of America, any state thereof or the District of Columbia.

MODIFICATION OR WAIVER

     Each Indenture provides that we may modify and amend such Indenture, and the Senior Trustee or the Subordinated Trustee, as the case may be, may modify and amend such Indenture with the consent of the holders of not less than a majority in principal amount of the outstanding debt securities; provided that no such modification or amendment may, without the consent of each holder, among other things:

     - change the maturity of the principal of, or any installment of interest on, the debt securities;

     - reduce the principal amount of, or the rate of interest on, the debt securities;

     - change the place or currency of payment of principal of, or interest on, the debt securities;

     - impair the right to institute suit for the enforcement of any such payment on or after the maturity thereof;

     - reduce the percentage of holders necessary to modify or amend such Indenture or to consent to any waiver thereunder or reduce the requirements for voting or quorum described below; or

     - modify the foregoing requirements or reduce the percentage of outstanding debt securities necessary to waive any past default.

     Each Indenture provides that we may modify and amend such Indenture and the Senior Trustee or the Subordinated Trustee, as the case may be, may modify and amend such Indenture without the consent of any holder for any of the following purposes:

     - to evidence the succession of another Person to Borg-Warner Automotive and the assumption by such Person of our covenants contained in such Indenture and the debt securities;

     - to add covenants of Borg-Warner Automotive for the benefit of the holders or to surrender any right or power conferred upon our company;

     -  to add Events of Default;

     -  to secure the debt securities;

     - to evidence and provide for the acceptance of appointment by a successor Senior Trustee or a successor Subordinated Trustee, as the case may be;

     - to cure any ambiguity, defect or inconsistency in such Indenture; provided such action does not adversely affect the interests of the holders;

     - to supplement any of the provisions of such Indenture to the extent necessary to permit or facilitate defeasance and discharge of the debt securities; provided such action shall not adversely affect the interests of the holders; or

     -  to conform with the requirements of the TIA.

DEFEASANCE AND COVENANT DEFEASANCE

     We may, at our option and at any time, terminate our obligations with respect to the outstanding debt securities ("DEFEASANCE"). Defeasance means that we will be deemed to have paid and discharged the entire indebtedness represented by the outstanding debt securities, except for (1) the rights of the holders of outstanding debt securities to receive payment in respect of the principal of and interest on such debt securities when such payments are due,
(2) our obligations to issue temporary debt securities, register and transfer or exchange any debt securities, replace mutilated, destroyed, lost or stolen debt securities, maintain an office or agency for payments in respect of the debt securities and segregate and hold money in trust, (3) the rights, powers, trusts, duties and immunities of the Senior Trustee or the Subordinated Trustee, as the case may be, and (4) the Defeasance provisions of the applicable Indenture. In addition, we may, at our option and at any time, elect to terminate our obligations with respect to the debt securities (being primarily the restrictions described under "-- Limitation on Liens" and "-- Limitation on Sale/Leaseback Transactions"), and any omission to comply with such obligations will not constitute a Default or an Event of Default with respect to the debt securities ("COVENANT DEFEASANCE").

     In order to exercise either Defeasance or Covenant Defeasance:

     - we must irrevocably deposit with the Senior Trustee or the Subordinated Trustee, as the case may be, in trust, for the benefit of the holders, cash in United States dollars, U.S. Government Obligations, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of and interest on the outstanding debt securities to maturity;

     - we must deliver to the Senior Trustee or the Subordinated Trustee, as the case may be, an opinion of counsel to the effect that the holders of the outstanding debt securities will not recognize income, gain or loss for federal income tax purposes as a result of such Defeasance or Covenant Defeasance, and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Defeasance or Covenant Defeasance had not occurred (in the case of Defeasance, such opinion must refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable federal income tax laws);

     - no Default or Event of Default shall have occurred and be continuing on the date of such deposit or, insofar as the last bullet point under the first paragraph under "-- Events of Default" is concerned, at any time during the period ending the 91st day after the date of deposit (it being understood that this condition shall not be deemed satisfied until the expiration of such period);

     - such Defeasance or Covenant Defeasance shall not cause the Senior Trustee or the Subordinated Trustee, as the case may be, to have a conflicting interest (as defined by the TIA) with respect to any of our securities;

     - such Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under, the applicable Indenture or any material agreement or instrument to which we are a party or by which we are bound; and

     - we shall have delivered to the Senior Trustee or the Subordinated Trustee, as the case may be, an officers' certificate and an opinion of counsel, each stating that all conditions precedent under the applicable Indenture to either Defeasance or Covenant Defeasance, as the case may be, have been complied with and that no violations under agreements governing any other outstanding Debt would result.

SATISFACTION AND DISCHARGE

     Each Indenture provides that it will be discharged and will cease to be of further effect (except as to any surviving rights of registration of transfer or exchange of the debt securities, as expressly provided for in such Indenture) as to all outstanding debt securities when (1) either (a) all the debt securities theretofore authenticated and delivered (except lost, stolen or destroyed debt securities which have been replaced or paid and debt securities for whose payment money or certain U.S. Government Obligations has theretofore been deposited in trust or segregated and held in trust by us and thereafter repaid to us or discharged from such trust) have been delivered to the Senior Trustee or the Subordinated Trustee, as the case may be, for cancellation or (b) all debt securities not theretofore delivered to the Senior Trustee or the Subordinated Trustee, as the case may be, for cancellation have become due and payable or will become due and payable at maturity within one year and we have irrevocably deposited or caused to be deposited with the Senior Trustee or the Subordinated Trustee, as the case may be, funds in an amount sufficient to pay and discharge the entire indebtedness on the debt securities not theretofore delivered to the Senior Trustee or the Subordinated Trustee, as the case may be, for cancellation, for principal of and interest on the debt securities to the date of deposit together with irrevocable instructions from us directing the Senior Trustee or the Subordinated Trustee, as the case may be, to apply such funds to the payment thereof at maturity; (2) we have paid or have caused to be paid all other sums payable under such Indenture by us; and (3) we have delivered to the Senior Trustee or the Subordinated Trustee, as the case may be, an officers' certificate and an opinion of counsel stating that all conditions precedent under such Indenture relating to the satisfaction and discharge of such Indenture have been complied with.

BOOK-ENTRY SYSTEM

     Unless otherwise specified in the applicable prospectus supplement, any debt securities will be represented by certificate in book-entry form ("GLOBAL DEBT SECURITIES") as set forth below.

     Any Global Debt Securities will be registered in the name of The Depository Trust Company's ("DTC") nominee. Except as set forth below, a Global Debt Security may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC or by DTC or any such nominee to a successor of DTC or a nominee of such successor.

     DTC has advised us that it is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own DTC. Access to DTC's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. Persons who are not participants may beneficially own securities held by DTC only through participants.

     Upon the issuance by us of any Global Debt Securities, DTC will credit, on its book-entry registration and transfer system, the respective principal amounts of debt securities to the accounts of participants. The accounts to be credited will be designated by the applicable underwriter. Ownership of beneficial interests in a Global Debt Security will be limited to participants or persons that may hold interests through participants. Beneficial interests in a Global Debt Security will be shown on, and the transfer thereof will be effected only through, records maintained by DTC (with respect to beneficial interests of participants) or by participants or persons that may hold interests through participants (with respect to beneficial interests of beneficial owners). The laws of some states require that certain purchasers of securities take physical delivery of such securities in certificated form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Debt Security.

     For a Global Debt Security, so long as DTC or its nominee is the registered owner of such Global Debt Security, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by such Global Debt Security for all purposes under the Senior Debt Indenture. Except as provided below, owners of beneficial interests in a Global Debt Security will not be entitled to have debt securities represented by such Global Debt Security registered in their names, will not receive or be entitled to receive physical delivery of such debt securities in certificated form and will not be considered the owners or holders thereof under the Senior Debt Indenture or the Subordinated Debt Indenture, as the case may be.

     Principal and interest payments in respect of the debt securities will be made in immediately available funds by us to DTC or its nominee, as the case may be, as the holder of the related Global Debt Securities. None of us, the Senior Trustee or the Subordinated Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in any Global Debt Securities, or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests. None of us, the Senior Trustee or the Subordinated Trustee will have any responsibility or liability for DTC's exercise of or failure to exercise any redemption option with respect to any debt securities on behalf of any holder of a beneficial interest therein, other than our obligation to redeem such debt securities if such option is properly exercised by DTC or its nominee, as registered holder, in accordance with the procedures specified therefor. We expect that DTC, upon receipt of any payment of principal or interest in respect of any Global Debt Securities, will credit immediately the accounts of the related participants with payment in amounts proportionate to their respective beneficial interests in the principal amount of such Global Debt Securities as shown on the records of DTC. We also expect that payments by participants to owners of beneficial interests in any Global Debt Securities will be governed by standing customer instructions and customary practices, as is now the case, with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such participants. Payments to DTC in respect of the debt securities which are represented by any Global Debt Securities shall be our responsibility or the responsibility of the Senior Trustee or the Subordinated Trustee, as the case may be. Disbursement of such payments to direct participants shall be the responsibility of DTC and disbursement of such payments to beneficial owners shall be the responsibility of direct and indirect participants.

     Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants and by direct and indirect participants to beneficial owners, and vice versa, are governed by arrangements among them, subject to statutory or regulatory requirements as may be in effect from time to time; and none of us, the Senior Trustee or the Subordinated Trustee will have any responsibility or liability with respect thereto.

     The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy of such information.

     If DTC is at any time unwilling or unable to continue as depository and we do not appoint a successor depository within 90 days, we will issue debt securities in certificated form in exchange for each Global Debt Security. In addition, we may at any time determine not to have one or more series of debt securities represented by any Global Debt Securities. In any such instance, owners of beneficial interests in any such Global Debt Security will be entitled to physical delivery of debt securities in certificated form equal in principal amount to such beneficial interest and to have such debt securities registered in their names. Debt securities so issued in certificated form will be issued in denominations of $1,000 or any integral multiple thereof and will be issued in registered form only, without coupons.

THE TRUSTEES

     The Indentures and provisions of the TIA incorporated by reference therein contain limitations on the rights of the Senior Trustee or the Subordinated Trustee, as the case may be thereunder, should the Senior Trustee or the Subordinated Trustee, as the case may be, become one of our creditors, to obtain payment of claims in certain cases. We may from time to time maintain bank accounts and have other customary banking relationships with and obtain credit facilities and lines of credit from the Senior Trustee or the Subordinated Trustee, in the ordinary course of business; provided, however, that if the Senior Trustee or the Subordinated Trustee, as the case may be, acquires any conflicting interest (as defined in Section 310(b) of the TIA), it must eliminate such conflict or resign.

     We will appoint the Senior Trustee or the Subordinated Trustee, as the case may be, at the offices specified in the applicable Indenture as registrar, principal paying agent and transfer agent for the debt securities. In such capacities, the Senior Trustee or the Subordinated Trustee, as the case may be, will be responsible for, among other things, (1) maintaining a record of the aggregate holdings of debt securities represented by the Global Debt Security and accepting debt securities for exchange and registration of transfer, (2) ensuring that payments of principal of and interest on the Global Debt Security and other debt securities received from us by the Senior Trustee or the Subordinated Trustee, as the case may be, are duly paid to DTC or its nominee or the holders thereof, as the case may be, and (3) transmitting to us any notices from holders of debt securities. We will cause the transfer agent to act as a registrar. We may vary or terminate the appointment of the transfer agent or appoint additional or other transfer agents or approve any change in the office through which any transfer agent acts.

                          CERTAIN U.S. FEDERAL INCOME
                               TAX CONSIDERATIONS

     The following is a summary of the material U.S. federal income tax consequences of the acquisition, ownership and disposition by a U.S. Holder (as defined below) or a United States Alien Holder (as defined below) of debt securities issued in registered form. In the event that we issue debt securities in bearer form, the applicable prospectus supplement will describe the material federal income tax consequences thereof.

     The discussion does not cover all aspects of federal taxation that may be relevant to, or the actual tax effect that any of the matters described herein will have on, the acquisition, ownership or disposition of debt securities by particular investors, and does not address state, local, foreign or other tax laws. In particular, this summary addresses only investors that will hold the debt securities as capital assets and does not discuss all of the tax considerations that may be relevant to certain types of investors subject to special treatment under the federal income tax laws (such as banks, insurance companies, investors liable for the alternative minimum tax, individual retirement accounts and other tax-deferred accounts, tax-exempt organizations, dealers in securities or currencies, traders in securities that elect to mark to market for U.S. federal income tax purposes, investors that will hold the debt securities as part of straddles, hedging transactions or conversion transactions for federal tax purposes, investors whose functional currency is not the U.S. dollar or investors who enter into "constructive sales" of the debt securities). Additional United States federal income tax consequences applicable to particular debt securities may be set forth in the applicable prospectus supplement.

     As used herein, the term "U.S. HOLDER" means a beneficial owner of debt securities that is (1) a citizen or individual resident of the United States for U.S. federal income tax purposes, (2) a corporation, partnership or limited liability company created or organized under the laws of the United States, any State thereof or the District of Columbia, (3) an estate the income of which is subject to U.S. federal income tax on a net income basis regardless of its source or (4) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons has the authority to control all substantial decisions of the trust. A "UNITED STATES ALIEN HOLDER" is any holder who or that is not a U.S. Holder.

     This summary is based on the Internal Revenue Code of 1986, as amended (the "CODE"), its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, all as currently in effect and all subject to change at any time, perhaps with retroactive effect.

THIS SUMMARY IS FOR GENERAL INFORMATION ONLY. YOU ARE URGED TO CONSULT YOUR PERSONAL TAX ADVISORS AS TO THE PARTICULAR FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES TO YOU OF ACQUIRING, OWNING AND DISPOSING OF THE DEBT SECURITIES.

U.S. HOLDERS

     Except where otherwise expressly indicated, this summary under "U.S. Holders" deals only with initial purchasers of debt securities at the issue price that are U.S. Holders.

     PAYMENTS OF INTEREST

     General. Interest on a debt security, whether payable in U.S. dollars or a currency, composite currency or basket of currencies other than U.S. dollars (a "FOREIGN CURRENCY"), other than interest on a "Discount Debt Security" that is not "qualified stated interest" (each as defined below under "-- Original Issue Discount -- General"), will be taxable to a U.S. Holder as ordinary income at the time it is received or accrued, depending on the holder's method of accounting for tax purposes.

     Foreign Currency Denominated Interest. If an interest payment is denominated in, or determined by reference to, a foreign currency, the amount of income recognized by a cash basis U.S. Holder will be the U.S. dollar value of the interest payment, based on the exchange rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars.

     An accrual basis U.S. Holder may determine the amount of income recognized with respect to an interest payment denominated in, or determined by reference to, a foreign currency in accordance with either of two methods. Under the first method, the amount of income accrued will be based on the average exchange rate in effect during the interest accrual period (or, with respect to an accrual period that spans two taxable years of a U.S. Holder, the part of the period within the taxable year).

     Under the second method, the U.S. Holder may elect to determine the amount of income accrued on the basis of the exchange rate in effect on the last day of the accrual period or, in the case of an accrual period that spans two taxable years, the exchange rate in effect on the last day of the part of the period within the taxable year. Additionally, if a payment of interest is actually received within five business days of the last day of the accrual period or taxable year, an electing accrual basis U.S. Holder may instead translate such accrued interest into U.S. dollars at the exchange rate in effect on the day of actual receipt. Any such election will apply to all debt instruments held by the U.S. Holder at the beginning of the first taxable year to which the election applies or thereafter acquired by the U.S. Holder, and will be irrevocable without the consent of the Internal Revenue Service (the "IRS").

     Upon receipt of the interest payment (including a payment attributable to accrued but unpaid interest upon the sale or retirement of a debt security) denominated in, or determined by reference to, a foreign currency, an accrual basis U.S. Holder that is required to accrue interest income prior to the date of receipt will recognize ordinary income or loss measured by the difference between the exchange rate used to accrue interest income pursuant to one of the two above methods and the exchange rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars.

     ORIGINAL ISSUE DISCOUNT

     General. The following is a summary of the principal federal income tax consequences of the ownership of debt securities issued at an original issue discount. It is based in part upon the rules governing original issue discount that are set forth in Sections 1271 through 1275 of the Code and in Treasury regulations thereunder (the "OID REGULATIONS"). The following summary does not discuss the federal income tax consequences of an investment in contingent payment debt instruments. In the event we issue contingent payment debt instruments, the applicable prospectus supplement will describe the material federal income tax consequences thereof.

     A debt security, other than a debt security with a term of one year or less (a "SHORT-TERM DEBT SECURITY"), will be treated as issued at an original issue discount (a "DISCOUNT DEBT SECURITY") if the excess of the debt security's "stated redemption price at maturity" over its issue price is more than a "de minimis amount" (as defined below). Generally, the issue price of a debt security will be the first price at which a substantial amount of debt securities included in the issue of which the debt security is a part is sold to persons other than bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents, or wholesalers. The stated redemption price at maturity of a debt security is the total of all payments provided by the debt security that are not payments of "QUALIFIED STATED INTEREST." A qualified stated interest payment is generally any one of a series of stated interest payments on a debt security that are unconditionally payable at least annually during the entire term of the debt security at a single fixed rate (with certain exceptions for lower rates paid during some periods) applied to the outstanding principal amount of the debt security. Special rules for "Floating Rate Debt Securities" (as defined below under "-- Original Issue Discount -- Floating Rate Debt Securities") are described below under "-- Original Issue Discount -- Floating Rate Debt Securities."

     In general, if the excess of a debt security's stated redemption price at maturity over its issue price is less than 1/4 of 1 percent of the debt security's stated redemption price at maturity multiplied by the number of complete years to its maturity (the "DE MINIMIS AMOUNT"), then such excess, if any, constitutes "DE MINIMIS ORIGINAL ISSUE DISCOUNT" and the debt security is not a Discount Debt Security. Unless the election described below under "Original Issue Discount -- Election to Treat All Interest as Original Issue Discount" is made, a U.S. Holder of a debt security with de minimis original issue discount must include such de minimis original issue discount in income as capital gain as stated principal payments on the debt security are made. The includible amount with respect to each such payment will equal the product of the total amount of the debt security's de minimis original issue discount and a fraction, the numerator of which is the amount of the principal payment made and the denominator of which is the stated principal amount of the debt security.

     U.S. Holders of Discount debt securities having a maturity of more than one year from their date of issue must include original issue discount ("OID") in income calculated on a constant-yield method before the receipt of cash attributable to such income, and generally will have to include in income increasingly greater amounts of OID over the life of the debt security. The amount of OID includible in income by a U.S. Holder of a Discount Debt Security is the sum of the daily portions of OID with respect to the Discount Debt Security for each day during the taxable year or portion of the taxable year on which the U.S. Holder holds such Discount Debt Security ("ACCRUED OID"). The daily portion is determined by allocating to each day in any "accrual period" a pro rata portion of the OID allocable to that accrual period. Accrual periods with respect to a debt security may be of any length selected by the U.S. Holder and may vary in length over the term of the debt security as long as (1) no accrual period is longer than one year and (2) each scheduled payment of interest or principal on the debt security occurs on either the final or first day of an accrual period. The amount of OID allocable to an accrual period equals the excess of (a) the product of the Discount debt security's adjusted issue price at the beginning of the accrual period and such debt security's yield to maturity (determined on the basis of compounding at the close of each accrual period and properly adjusted for the length of the accrual period) over
(b) the sum of the payments of qualified stated interest on the debt security allocable to the accrual period. The "ADJUSTED ISSUE PRICE" of a Discount Debt Security at the beginning of any accrual period is the issue price of the debt security increased by (x) the amount of accrued OID for each prior accrual period and decreased by (y) the amount of any payments previously made on the debt security that were not qualified stated interest payments. For purposes of determining the amount of OID allocable to an accrual period, if an interval between payments of qualified stated interest on the debt security contains more than one accrual period, the amount of qualified stated interest payable at the end of the interval (including any qualified stated interest that is payable on the first day of the accrual period immediately following the interval) is allocated pro rata on the basis of relative lengths to each accrual period in the interval, and the adjusted issue price at the beginning of each accrual period in the interval must be increased by the amount of any qualified stated interest that has accrued prior to the first day of the accrual period but that is not payable until the end of the interval. The amount of OID allocable to an initial short accrual period may be computed using any reasonable method if all other accrual periods other than a final short accrual period are of equal length. The amount of OID allocable to the final accrual period is the difference between (x) the amount payable at the maturity of the debt security (other than any payment of qualified stated interest) and (y) the debt security's adjusted issue price as of the beginning of the final accrual period.

     Acquisition Premium. A U.S. Holder that purchases a Discount Debt Security for an amount less than or equal to the sum of all amounts payable on the debt security after the purchase date other than payments of qualified stated interest but in excess of its adjusted issue price (any such excess being "ACQUISITION PREMIUM") and that does not make the election described below under "Original Issue Discount -- Election to Treat All Interest as Original Issue Discount" is permitted to reduce the daily portions of OID by a fraction, the numerator of which is the excess of the U.S. Holder's adjusted basis in the debt security immediately after its purchase over the adjusted issue price of the debt security, and the denominator of which is the excess of the sum of all amounts payable on the debt security after the purchase date, other than payments of qualified stated interest, over the debt security's adjusted issue price.

     Pre-Issuance Accrued Interest. If (1) a portion of the initial purchase price of a debt security is attributable to pre-issuance accrued interest, (2) the first stated interest payment on the debt security is to be made within one year of the debt security's issue date and (3) the payment will equal or exceed the amount of pre-issuance accrued interest, then the issue price of the debt security may be computed by reducing the issue price (as determined under "-- Original Issue Discount -- General") by the amount of pre-issuance accrued interest. In that event, a portion of the first stated interest payment will be treated as a return of the excluded pre-issuance accrued interest and not as an amount payable on the debt security.

     Debt Securities Subject to Contingencies Including Optional Redemption. In general, if a debt security provides for an alternative payment schedule or schedules applicable upon the occurrence of a contingency or contingencies and the timing and amounts of the payments that comprise each payment schedule are known as of the issue date, and if, based on all the facts and circumstances as of the issue date, a single payment schedule is significantly more likely than not to occur, then the yield and maturity of the debt security are computed based on that payment schedule.

     Notwithstanding the general rule described in the preceding paragraph, if we have an unconditional option or options to redeem a debt security, or the Holder has an unconditional option or options to cause a debt security to be repurchased, prior to the debt security's stated maturity, then (1) in the case of our option or options, we will be deemed to exercise or not exercise an option or combination of options in the manner that minimizes the yield on the debt security and (2) in the case of an option or options of the Holder, the Holder will be deemed to exercise or not exercise an option or combination of options in the manner that maximizes the yield on the debt security. For purposes of those calculations, the yield on the debt security is determined by using any date on which the debt security may be redeemed or repurchased as the maturity date and the amount payable on such date in accordance with the terms of the debt security as the principal amount payable at maturity.

     If a contingency (including the exercise of an option) actually occurs or does not occur contrary to an assumption made according to the above rules (a "CHANGE IN CIRCUMSTANCES") then, except to the extent that a portion of the debt security is repaid as a result of the change in circumstances and solely for purposes of the accrual of OID, the yield and maturity of the debt security are redetermined by treating the debt security as reissued on the date of the change in circumstances for an amount equal to the debt security's adjusted issue price on that date.

     Election to Treat All Interest as Original Issue Discount. A U.S. Holder may elect to include in gross income all interest that accrues on a debt security using the constant-yield method described above under the heading "Original Issue Discount -- General," with the modifications described below. For purposes of this election, interest includes stated interest, OID, de minimis original issue discount, market discount, de minimis market discount and unstated interest, as adjusted by any amortizable bond premium (described below under "U.S. Holders -- Debt Securities Purchased at a Premium") or acquisition premium.

     In applying the constant-yield method to a debt security with respect to which this election has been made, the issue price of the debt security will equal the electing U.S. Holder's adjusted basis in the debt security immediately after its acquisition, the issue date of the debt security will be the date of its acquisition by the electing U.S. Holder, and no payments on the debt security will be treated as payments of qualified stated interest. This election will generally apply only to the debt security with respect to which it is made and may not be revoked without the consent of the IRS. If this election is made with respect to a debt security with amortizable bond premium, then the electing U.S. Holder will be deemed to have elected to apply amortizable bond premium against interest with respect to all debt instruments with amortizable bond premium (other than debt instruments the interest on which is excludible from gross income) held by the electing U.S. Holder as of the beginning of the taxable year in which the debt security with respect to which the election is made is acquired or thereafter acquired. The deemed election with respect to amortizable bond premium may not be revoked without the consent of the IRS.

     If the election to apply the constant-yield method to all interest on a debt security is made with respect to a Market Discount Debt Security (as defined below under "U.S. Holders -- Market Discount"), the electing U.S. Holder will be treated as having made the election discussed below under "-- Market Discount" to include market discount in income currently over the life of all debt instruments with market discount acquired by the electing U.S. Holder on or after the first day of the first taxable year to which the election applies.

     Floating Rate Debt Securities. Debt securities that bear interest at a floating rate ("FLOATING RATE DEBT SECURITIES") generally will bear interest at a "qualified floating rate" and thus will be treated as "variable rate debt instruments" under the OID Regulations. A Floating Rate Debt Security will qualify as a "variable rate debt instrument" under the OID Regulations if (a) its issue price does not exceed the total noncontingent principal payments due under the Floating Rate Debt Security by more than a specified de minimis amount and (b) it does not provide for stated interest other than stated interest, paid or compounded at least annually, at current values of (1) one or more qualified floating rates, (2) a single fixed rate and one or more qualified floating rates, (3) a single "objective rate," or (4) a single fixed rate and a single objective rate that is a qualified inverse floating rate.

     A "QUALIFIED FLOATING RATE" is any variable rate where variations in the value of such rate can reasonably be expected to measure contemporaneous variations in the cost of newly borrowed funds in the currency in which the Floating Rate Debt Security is denominated. Although a multiple of a qualified floating rate will generally not itself constitute a qualified floating rate, a variable rate equal to the product of a qualified floating rate and a fixed multiple that is greater than 0.65 but not more than 1.35 will constitute a qualified floating rate. A variable rate equal to the product of a qualified floating rate and a fixed multiple that is greater than 0.65 but not more than 1.35, increased or decreased by a fixed rate, will also constitute a qualified floating rate. In addition, under the OID Regulations, if a debt security provides for two or more qualified floating rates that can reasonably be expected to have approximately the same values throughout the term of the Floating Rate Debt Security (e.g., two or more qualified floating rates with values within 25 basis points of each other as determined on the Floating Rate Debt Security's issue date), then such qualified floating rates will be treated as a single qualified floating rate. Notwithstanding the foregoing, a variable rate that would otherwise constitute a qualified floating rate but which is subject to one or more restrictions, such as a maximum numerical limitation (i.e., a cap) or a minimum numerical limitation (i.e., a floor), may, under certain circumstances, fail to be treated as a qualified floating rate under the OID Regulations unless such cap or floor is fixed throughout the term of the debt security or is not reasonably expected significantly to affect the yield on the debt security.

     An "OBJECTIVE RATE" is a rate that is not itself a qualified floating rate but which is determined using a single fixed formula and which is based upon objective financial or economic information (e.g., one or more qualified floating rates or the yield of actively traded personal property) that is not within the control of the issuer or a related party and is not unique to the circumstances of the issuer or a related party, such as dividends, profits or the value of the issuer's stock. The OID Regulations also provide that other variable interest rates may be treated as objective rates if so designated by the IRS in the future. Despite the foregoing, a variable rate of interest on a Floating Rate Debt Security will not constitute an objective rate if it is reasonably expected that the average value of such rate during the first half of the Floating Rate Debt Security's term will be either significantly less than or significantly greater than the average value of the rate during the final half of the Floating Rate Debt Security's term. A "QUALIFIED INVERSE FLOATING RATE" is any objective rate where such rate is equal to a fixed rate minus a qualified floating rate, as long as variations in the rate can reasonably be expected to reflect inversely contemporaneous variations in the qualified floating rate. The OID Regulations also provide that if a Floating Rate Debt Security provides for stated interest at a fixed rate for an initial period of one year or less followed by a variable rate that is either a qualified floating rate or an objective rate and if the variable rate on the Floating Rate Debt Security's issue date is intended to approximate the fixed rate (e.g., the value of the variable rate on the issue date does not differ from the value of the fixed rate by more than 25 basis points), then the fixed rate and the variable rate together will constitute either a single qualified floating rate or objective rate, as the case may be.

     A qualified floating rate or objective rate in effect at any time during the term of the instrument must be set at a "current value" of that rate. A "CURRENT VALUE" of a rate is the value of the rate on any day that is no earlier than 3 months prior to the first day on which that value is in effect and no later than 1 year following that first day.

     If a Floating Rate Debt Security that provides for stated interest at either a single qualified floating rate or a single objective rate throughout the term thereof qualifies as a "variable rate debt instrument" under the OID Regulations, then any stated interest on such Floating Rate Debt Security which is unconditionally payable in cash or property (other than our debt instruments) at least annually will constitute qualified stated interest and will be taxed accordingly. Thus, a Floating Rate Debt Security that provides for stated interest at either a single qualified floating rate or a single objective rate throughout the term thereof and that qualifies as a "variable rate debt instrument" under the OID Regulations will generally not be treated as having been issued with OID unless the Floating Rate Debt Security is issued at a "true" discount (i.e., at a price below the debt security's stated principal amount) in excess of a specified de minimis amount. OID on such a Floating Rate Debt Security arising from "true" discount is allocated to an accrual period using the constant yield method described above by assuming that the variable rate is a fixed rate equal to (1) in the case of a qualified floating rate or qualified inverse floating rate, the value, as of the issue date, of the qualified floating rate or qualified inverse floating rate, or (2) in the case of an objective rate (other than a qualified inverse floating rate), a fixed rate that reflects the yield that is reasonably expected for the Floating Rate Debt Security.

     In general, any other Floating Rate Debt Security that qualifies as a "variable rate debt instrument" will be converted into an "equivalent" fixed rate debt instrument for purposes of determining the amount and accrual of OID and qualified stated interest on the debt security. The OID Regulations generally require that such a Floating Rate Debt Security be converted into an "equivalent" fixed rate debt instrument by substituting any qualified floating rate or qualified inverse floating rate provided for under the terms of the Floating Rate Debt Security with a fixed rate equal to the value of the qualified floating rate or qualified inverse floating rate, as the case may be, as of the Floating Rate Debt Security's issue date. Any objective rate (other than a qualified inverse floating rate) provided for under the terms of the Floating Rate Debt Security is converted into a fixed rate that reflects the yield that is reasonably expected for the Floating Rate Debt Security. In the case of a Floating Rate Debt Security that qualifies as a "variable rate debt instrument" and provides for stated interest at a fixed rate in addition to either one or more qualified floating rates or a qualified inverse floating rate, the fixed rate is initially converted into a qualified floating rate (or a qualified inverse floating rate, if the Floating Rate Debt Security provides for a qualified inverse floating rate). Under such circumstances, the qualified floating rate or qualified inverse floating rate that replaces the fixed rate must be such that the fair market value of the Floating Rate Debt Security as of the Floating Rate Debt Security's issue date is approximately the same as the fair market value of an otherwise identical debt instrument that provides for either the qualified floating rate or qualified inverse floating rate rather than the fixed rate. Subsequent to converting the fixed rate into either a qualified floating rate or a qualified inverse floating rate, the Floating Rate Debt Security is then converted into an "equivalent" fixed rate debt instrument in the manner described above.

     Once the Floating Rate Debt Security is converted into an "equivalent" fixed rate debt instrument pursuant to the foregoing rules, the amount of OID and qualified stated interest, if any, are determined for the "equivalent" fixed rate debt instrument by applying the general OID rules to the "equivalent" fixed rate debt instrument and a U.S. Holder of the Floating Rate Debt Security will account for such OID and qualified stated interest as if the U.S. Holder held the "equivalent" fixed rate debt instrument. In each accrual period, appropriate adjustments will be made to the amount of qualified stated interest or OID assumed to have been accrued or paid with respect to the "equivalent" fixed rate debt instrument in the event that such amounts differ from the actual amount of interest accrued or paid on the Floating Rate Debt Security during the accrual period.

     If a Floating Rate Debt Security does not qualify as a "variable rate debt instrument" under the OID Regulations, then the Floating Rate Debt Security would be treated as a contingent payment debt obligation. Special United States federal income tax considerations applicable to Floating Rate Debt Securities that are treated as contingent payment debt obligations will be more fully described in the applicable prospectus supplement.

     Short-Term Debt Securities. In general, an individual or other cash basis U.S. Holder of a short-term debt security is not required to accrue OID (as specially defined below for the purposes of this paragraph and the immediately following paragraph) for United States federal income tax purposes unless it elects to do so (but may be required to include any stated interest in income as the interest is received). Accrual basis U.S. Holders and certain other U.S. Holders, including banks, regulated investment companies, dealers in securities, common trust funds, U.S. Holders who hold debt securities as part of certain identified hedging transactions, certain pass-thru entities and cash basis U.S. Holders who so elect, are required to accrue OID on short-term debt securities on either a straight-line basis or under the constant-yield method (based on daily compounding), at the election of the U.S. Holder. In the case of a U.S. Holder not required and not electing to include OID in income currently, any gain realized on the sale, exchange or retirement of the short-term debt security will be ordinary income to the extent of the OID accrued on a straight-line basis (unless an election is made to accrue the OID under the constant-yield method) through the date of sale, exchange or retirement. U.S. Holders who are not required and do not elect to accrue OID on short-term debt securities will be required to defer deductions for interest on borrowings incurred or continued to purchase or carry such short-term debt securities in an amount not exceeding the deferred interest income until the deferred interest income is realized.

     For purposes of determining the amount of OID subject to these rules, all interest payments on a short-term debt security, including stated interest, are included in the short-term debt security's stated redemption price at maturity.

     Foreign Currency Discount Debt Securities. OID for any accrual period on a Discount debt security that is denominated in, or determined by reference to, a foreign currency will be determined in the foreign currency and then translated into U.S. dollars in the same manner as stated interest accrued by an accrual basis U.S. Holder, as described above under "Payments of Interest -- Foreign Currency Denominated Interest." Upon receipt of an amount attributable to OID (whether in connection with a payment of interest or the sale or retirement of a debt security), a U.S. Holder may recognize ordinary income or loss.

     MARKET DISCOUNT

     A debt security, other than a short-term debt security, will be treated as purchased at a market discount (a "MARKET DISCOUNT DEBT SECURITY") if the debt security's stated redemption price at maturity or, in the case of a Discount Debt Security, the debt security's "revised issue price," exceeds the amount for which the U.S. Holder purchased the debt security by at least 1/4 of 1 percent of such debt security's stated redemption price at maturity or revised issue price, respectively, multiplied by the number of complete years to the debt security's maturity. If such excess is not sufficient to cause the debt security to be a Market Discount Debt Security, then such excess constitutes "DE MINIMIS MARKET DISCOUNT." The Code provides that, for these purposes, the "REVISED ISSUE PRICE" of a debt security generally equals its issue price, increased by the amount of any OID that has accrued on the debt security.

     Any gain recognized on the maturity or disposition of a Market Discount Debt Security will be treated as ordinary income to the extent that such gain does not exceed the accrued market discount on such debt security. Alternatively, a U.S. Holder of a Market Discount Debt Security may elect to include market discount in income currently over the life of the debt security. Such an election shall apply to all debt instruments with market discount acquired by the electing U.S. Holder on or after the first day of the first taxable year to which the election applies. This election may not be revoked without the consent of the IRS.

     Market discount on a Market Discount Debt Security will accrue on a straight-line basis unless the U.S. Holder elects to accrue such market discount on a constant-yield method. Such an election shall apply only to the debt security with respect to which it is made and may not be revoked without the consent of the IRS. A U.S. Holder of a Market Discount Debt Security that does not elect to include market discount in income currently generally will be required to defer deductions for interest on borrowings allocable to such debt security in an amount not exceeding the accrued market discount on such debt security until the earlier of the maturity or disposition of such debt security.

     DEBT SECURITIES PURCHASED AT A PREMIUM

     A U.S. Holder that purchases a debt security for an amount in excess of its principal amount, or in the case of a Discount Debt Security, its stated redemption price at maturity, may elect to treat such excess as "amortizable bond premium," in which case the amount required to be included in the U.S. Holder's income each year with respect to interest on the debt security will be reduced by the amount of amortizable bond premium allocable (based on the debt security's yield to maturity) to such year. A U.S. Holder who makes such election must reduce such Holder's tax basis in the debt security by the amount of amortized premium. In the case of a debt security that is denominated in, or determined by reference to a foreign currency, bond premium will be computed in units of foreign currency, and amortizable bond premium will reduce interest income in units of the foreign currency. At the time amortized bond premium offsets interest income, exchange gain or loss (taxable as ordinary income or loss) is realized measured by the difference between exchange rates at that time and at the time of the acquisition of the debt securities. Any election to amortize bond premium shall apply to all bonds (other than bonds the interest on which is excludible from gross income) held by the U.S. Holder at the beginning of the first taxable year to which the election applies or thereafter acquired by the U.S. Holder, and is irrevocable without the consent of the IRS. See also "Original Issue Discount -- Election to Treat All Interest as Original Issue Discount."

     PURCHASE, SALE AND RETIREMENT OF THE DEBT SECURITIES

     A U.S. Holder's tax basis in a debt security will generally be its U.S. dollar cost (as defined below), increased by the amount of any OID or market discount included in the U.S. Holder's income with respect to the debt security and the amount, if any, of income attributable to de minimis original issue discount and de minimis market discount included in the U.S. Holder's income with respect to the debt security, and reduced by (1) the amount of any payments that are not qualified stated interest payments, and (2) the amount of any amortizable bond premium applied to reduce interest on the debt security. The U.S. dollar cost of a debt security purchased with a foreign currency will generally be the U.S. dollar value of the purchase price on the date of purchase or, in the case of debt securities traded on an established securities market, as defined in the applicable Treasury Regulations, that are purchased by a cash basis U.S. Holder (or an accrual basis U.S. Holder that so elects), on the settlement date for the purchase.

     A U.S. Holder will generally recognize gain or loss on the sale or retirement of a debt security equal to the difference between the amount realized on the sale or retirement and the tax basis of the debt security. The amount realized on a sale or retirement for an amount in foreign currency will be the U.S. dollar value of such amount on the date of sale or retirement or, in the case of debt securities traded on an established securities market, as defined in the applicable Treasury Regulations, sold by a cash basis U.S. Holder (or an accrual basis U.S. Holder that so elects), on the settlement date for the sale. Except to the extent described above under "-- Original Issue Discount -- Short-Term Debt Securities" or "-- Market Discount" or described in the next succeeding paragraph or attributable to accrued but unpaid interest, gain or loss recognized on the sale or retirement of a debt security will be capital gain or loss. Gain recognized on the disposition of a capital asset held by an individual taxpayer for more than one year is generally subject to a maximum rate of tax of 20%. U.S. Holders are urged to consult their own tax advisors with respect to recently enacted capital gains legislation.

     Gain or loss recognized by a U.S. Holder on the sale or retirement of a debt security that is attributable to changes in exchange rates will be treated as ordinary income or loss. However, exchange gain or loss is taken into account only to the extent of total gain or loss realized on the transaction.

     EXCHANGE OF AMOUNTS IN OTHER THAN U.S. DOLLARS

     Foreign currency received as interest on a debt security or on the sale or retirement of a debt security will have a tax basis equal to its U.S. dollar value at the time such interest is received or at the time of such sale or retirement. Foreign currency that is purchased will generally have a tax basis equal to the U.S. dollar value of the foreign currency on the date of purchase. Any gain or loss recognized on a sale or other disposition of foreign currency (including its use to purchase debt securities or upon exchange for U.S. dollars) will be ordinary income or loss.

     AMORTIZING DEBT SECURITIES

     The applicable prospectus supplement will contain a discussion of special United States federal income tax rules applicable to debt securities that provide for partial principal payments prior to stated maturity.

UNITED STATES ALIEN HOLDERS

     An alien individual who is neither a citizen nor a lawful permanent resident of the United States may, subject to certain exceptions, be deemed to be a resident of the United States for U.S. federal income tax purposes by virtue of being present in the United States on at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-calendar-year period ending in the current calendar year (counting for such purposes all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year). Resident aliens are subject to United States federal income tax as if they were United States citizens and residents. See "U.S. Holders" above.

     Under present United States federal income and estate tax law and subject to the discussion of backup withholding below:

          (1) payments of principal, premium (if any) and interest (including
     OID) by us or any of our paying agents to any holder of a debt security who or which is a United States Alien Holder will not be subject to United States federal withholding tax (and, except as discussed in paragraph (4) below, will not generally be subject to U.S. federal income tax) if, in the case of premium (if any), interest or OID, (a) the beneficial owner of the debt security does not actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote,
     (b) the beneficial owner of the debt security is not a controlled foreign corporation that is related to us through stock ownership, (c) the interest on the debt security is not contingent interest to which Section 871(h)(4)(A) of the Code is applicable, and (d) either (i) the beneficial owner of the debt security certifies to us or our agent, under penalties of perjury, that it is not a U.S. Holder and provides its name and address or
     (ii) a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business (a "FINANCIAL INSTITUTION") and holds the debt security certifies to us or our agent under penalties of perjury that such statement has been received from the beneficial owner by it or by a financial institution acting on behalf of the beneficial owner and furnishes the payor with a copy thereof;

          (2) a United States Alien Holder of a debt security will not be subject to United States federal withholding tax on any gain realized on the sale or exchange of a debt security;

          (3) a debt security held by an individual who at death is not a citizen or resident of the United States will not be includible in the individual's gross estate for purposes of the United States federal estate tax as a result of the individual's death if the individual did not actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote, the income on the debt security would not have been effectively connected with a United States trade or business of the individual at the individual's death and, in the case of a debt security on which all or a portion of the interest payments are contingent interest to which Section 871(h)(4)(A) is applicable, to the extent that the value of such debt security is not allocable to such contingent interest;

          (4) if premium, interest or OID on a debt security of a United States Alien Holder is effectively connected with the conduct of a United States trade or business, then such holder, with respect to such premium, interest or OID, (a) will be exempt from United States withholding tax (upon such holder's delivery of a properly completed and periodically updated IRS Form 4224 or successor form thereto), (b) will be subject to United States federal income tax in the same manner and at the same rates as if such holder were a U.S. Holder and (c) may be subject, if the United States Alien Holder is a corporation, to the "branch profits tax" at a 30% rate (which tax is generally imposed on a foreign corporation on the actual or deemed repatriation from the United States of earnings and profits attributable to income that is effectively connected with the conduct of a U.S. trade or business); and

          (5) a United States Alien Holder of a debt security will not be subject to United States federal income tax on any gain realized on the sale or exchange of a debt security unless (a) such gain is effectively connected with the conduct of a United States trade or business, in which case such holder will be subject to United States federal income tax on such gain in the same manner and at the same rates as if such holder were a U.S. Holder and such holder may be subject to the branch profits tax described in clause (4)(c) above, (b) subject to certain exceptions, the United States Alien Holder is an individual who holds the debt security as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition, or (c) the United States Alien Holder is subject to tax pursuant to provisions of United States tax law applicable to certain United States expatriates (including certain former citizens or residents of the United States).

     The payment of premium, interest or OID that qualifies for neither the withholding exemption set forth in paragraph (1) above nor the withholding exemption set forth in paragraph (4) above will be subject to U.S. federal withholding tax at the rate of 30%, unless a U.S. income tax treaty applies to reduce or eliminate such withholding. To claim the benefit of a tax treaty, a United States Alien Holder must deliver a properly completed and periodically updated IRS Form 1001 or successor form.

     Treasury regulations that will be effective with respect to payments made after December 31, 1999 (the "WITHHOLDING REGULATIONS"), will provide alternative methods for satisfying the certification requirements described in clause (1)(d) above. The Withholding Regulations also will require, in the case of debt securities held by a foreign partnership, that (x) such certification requirements be satisfied by the partners and (y) the partnership provide certain information, including its U.S. taxpayer identification number. A look-through rule will apply in the case of tiered partnerships. Under the Withholding Regulations, a United States Alien Holder who is claiming the benefits of a treaty may be required to obtain a U.S. taxpayer identification number, which may require providing certain documentary evidence issued by a foreign governmental authority to prove residence in the foreign country. Certain special procedures are provided in the Withholding Regulations for payments through qualified intermediaries.

BACKUP WITHHOLDING AND INFORMATION REPORTING

     U.S. HOLDERS

     In general, information reporting requirements will apply to payments of principal, any premium and interest on a debt security to non-corporate U.S. Holders, the payment of the proceeds of the sale of a debt security before maturity within the United States to non-corporate U.S. Holders and the accrual of OID on a Discount Debt Security with respect to non-corporate U.S. Holders, and "backup withholding" at a rate of 31% will apply to such payments and to payments of OID if the U.S. Holder fails to provide an accurate taxpayer identification number or to report all interest and dividends required to be shown on such U.S. Holder's federal income tax returns. Holders should consult their tax advisors regarding their qualification for exemption from backup withholding and the procedure for obtaining such an exemption if applicable. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against such U.S. Holder's U.S. federal income tax liability and may entitle such U.S. Holder to a refund, provided that the required information is furnished to the IRS.

     UNITED STATES ALIEN HOLDERS

     Backup withholding will generally not apply to payments of principal, premium (if any) and interest (including OID) made by us or a paying agent to a United States Alien Holder on a debt security if the certification described in clause (1)(d) under "-- United States Alien Holders" above is received, provided that the payor does not have actual knowledge that the holder is a United States person. We may be required to report annually to the IRS and to each United States Alien Holder the amount of interest paid to, and the tax withheld, if any, with respect to such Holder. These information reporting requirements apply regardless of whether withholding is required. Copies of the information returns reporting such withholding may also be made available to the tax authorities in the country in which the United States Alien Holder resides under the provisions of an applicable income tax treaty.

     Payments of the proceeds from the sale by a United States Alien Holder of a debt security made to or through a foreign office of a broker will not be subject to information reporting or backup withholding, except that if the broker is a United States person, a controlled foreign corporation for United States tax purposes, a foreign person 50% or more of whose gross income is effectively connected with a United States trade or business for a specified three-year period or, effective after December 31, 1999, in certain other cases specified under the Withholding Regulations, information reporting may apply to such payments. Payments of the proceeds from the sale of a debt security to or through the United States office of a broker is subject to information reporting and backup withholding unless the holder or beneficial owner certifies as to its non-United States status or otherwise establishes an exemption from information reporting and backup withholding.

     THE SUMMARY OF FEDERAL INCOME TAX CONSEQUENCES SET FORTH ABOVE IS FOR GENERAL INFORMATION ONLY. YOU SHOULD CONSULT YOUR OWN PERSONAL TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES OF THE DEBT SECURITIES TO YOU, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, FEDERAL, LOCAL, FOREIGN AND OTHER TAX LAWS AND POSSIBLE CHANGES IN TAX LAW.

                              PLAN OF DISTRIBUTION

     We may sell the debt securities in and/or outside the United States: (1) through underwriters or dealers; (2) directly to a limited number of purchasers or to a single purchaser; or (3) through agents. The applicable prospectus supplement with respect to the debt securities will set forth the terms of the offering of the debt securities, including the name or names of any underwriters or agents, if any, the purchase price of the debt securities and the proceeds to us from such sale. In addition, the applicable prospectus supplement will set forth any delayed delivery arrangements, any underwriting discounts and other items constituting underwriters' compensation, any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers. Any initial public offering price and any discount or concessions allowed or reallowed or paid to dealers may be changed from time to time.

     If underwriters are used in the sale, the debt securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The debt securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. The underwriter or underwriters with respect to a particular underwritten offering of debt securities will be named in the prospectus supplement relating to such offering and, if an underwriting syndicate is used, the managing underwriter or underwriters will be set forth on the cover of such prospectus supplement. Unless otherwise set forth in the prospectus supplement relating thereto, the obligations of the underwriters to purchase the offered debt securities will be subject to conditions precedent and the underwriters will be obligated to purchase all the offered debt securities if any are purchased.

     If dealers are used in the sale of debt securities in respect of which this prospectus is delivered, we will sell such debt securities to the dealers as principals. The dealers may then resell such debt securities to the public at varying prices to be determined by such dealers at the time of resale. The names of the dealers and the terms of the transaction will be set forth in the prospectus supplement relating thereto.

     The debt securities may be sold through agents we designate from time to time. Any agent involved in the offer or sale of the debt securities in respect to which this prospectus is delivered will be named, and any commissions payable by us to such agent will be set forth, in the prospectus supplement relating thereto. Unless otherwise indicated in the prospectus supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

     We may sell the debt securities directly to institutional investors or others, who may be deemed to be underwriters within the meaning of the Securities Act of 1933, as amended (the "SECURITIES ACT"), with respect to any resale thereof. The terms of any such sales, including the terms of any bidding or auction process, will be described in the prospectus supplement relating thereto.

     Agents, dealers and underwriters may be entitled under agreements entered into with us to indemnification by us against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which such agents, dealers or underwriters may be required to make in respect thereof. Agents, dealers and underwriters may be our customers, engage in transactions with us, or perform services for us in the ordinary course of business.

     In connection with an offering, certain persons participating in such offering may engage in transactions that stabilize, maintain or otherwise affect the price of the debt securities. Specifically, such persons may overallot such offering, creating a syndicate short position. In addition, such persons may bid for, and purchase, the debt securities in the open market to cover syndicate shorts or to stabilize the price of the debt securities. Finally, such persons may reclaim selling concessions allowed for distributing the debt securities in an offering, if such persons repurchase previously distributed debt securities in syndicate covering transactions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the debt securities above independent market levels. Such persons are not required to engage in these activities, and may end any of these activities at any time. The debt securities may or may not be listed on a national securities exchange. We cannot assure you as to the future liquidity of the trading market, if any, for any debt securities issued.

                                 LEGAL MATTERS

     Certain legal matters in connection with the debt securities offered hereby will be passed upon for us by our counsel Wachtell, Lipton, Rosen & Katz, New York, New York and for any underwriters or agents by Shearman & Sterling, New York, New York.

                                    EXPERTS

     Our consolidated financial statements as of December 31, 1997 and December 31, 1996 and for each of the three years in the period ended December 31, 1997 incorporated in this prospectus by reference from our Annual Report on Form 10-K for the year ended December 31, 1997, as amended by the Form 10K/A filed with the Securities and Exchange Commission on June 26, 1998 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     The financial statements of NSK-Warner Kabushiki Kaisha as of March 31, 1998 and 1997, and for each of the years in the three-year period ended March 31, 1998, have been incorporated by reference herein in reliance upon the report of KPMG Peat Marwick, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

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                                  $400,000,000

                         [BORG WARNER AUTOMOTIVE LOGO]

               $                        % SENIOR NOTES DUE 20
               $                        % SENIOR NOTES DUE 20

                ------------------------------------------------

                             PROSPECTUS SUPPLEMENT

                ------------------------------------------------

                               JOINT BOOKRUNNERS

MERRILL LYNCH & CO.                                   MORGAN STANLEY DEAN WITTER

                ------------------------------------------------

                                  CO-MANAGERS
CHASE SECURITIES INC.
             FIRST CHICAGO CAPITAL MARKETS, INC., A BANKONE COMPANY
                                           NATIONSBANC MONTGOMERY SECURITIES LLC

                ------------------------------------------------

                               FEBRUARY   , 1999

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